UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2014

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2014

ITEM 1 -	FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$
REVENUES	452,254	430,707	958,748	881,744

OPERATING EXPENSES
Voyage expenses	33,439	26,154	68,451	52,469
Vessel operating expenses	201,714	195,978	402,900	383,442
Time-charter hire expense	9,714	26,544	26,006	53,996
Depreciation and amortization	103,373	109,769	206,831	212,263
General and administrative	36,945	35,395	74,823	74,666
Loan loss (recoveries) provisions (note 7b)	(2,521)	7,042	(2,521)	10,207
Gain on sale of vessels and equipment (note 7a)	(9,615)	(1,341)	(9,453)	(1,309)
Restructuring charges (note 12)	(244)	1,789	395	3,843

Total operating expenses	372,805	401,330	767,432	789,577

Income from vessel operations	79,449	29,377	191,316	92,167

OTHER ITEMS
Interest expense	(49,656)	(44,687)	(98,989)	(87,197)
Interest income	793	2,018	2,576	3,036
Realized and unrealized (loss) gain on non-designated derivative instruments (note 15)	(75,331)	56,035	(122,579)	42,246
Equity income	35,271	47,372	62,765	74,687
Foreign exchange (loss) gain (notes 8 and 15)	(2,046)	678	(2,940)	2,867
Other (loss) income (note 13)	(734)	(1,386)	7,517	3,856

Net (loss) income before income taxes	(12,254)	89,407	39,666	131,662
Income tax expense (note 16)	(3,193)	(1,873)	(5,991)	(4,373)

Net (loss) income	(15,447)	87,534	33,675	127,289
Less: Net income attributable to non-controlling interests	(27,540)	(76,167)	(77,150)	(122,058)

Net (loss) income attributable to stockholders of Teekay Corporation	(42,987)	11,367	(43,475)	5,231

Per common share of Teekay Corporation (note 17)
• Basic (loss) income attributable to stockholders of Teekay Corporation	(0.60)	0.16	(0.61)	0.07
• Diluted (loss) income attributable to stockholders of Teekay Corporation	(0.60)	0.16	(0.61)	0.07
• Cash dividends declared	0.3163	0.3163	0.6325	0.6325
Weighted average number of common shares outstanding (note 17)
• Basic	72,036,526	70,393,531	71,687,549	70,142,301
• Diluted	72,036,526	71,314,629	71,687,549	71,142,363

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$
Net (loss) income	(15,447)	87,534	33,675	127,289

Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized loss on marketable securities	(287)	(1,136)	(208)	(2,062)
Unrealized loss on qualifying cash flow hedging instruments	(1,121)	(22)	(2,064)	(554)
Pension adjustments, net of taxes	581	—	(132)	1,464
Foreign exchange gain (loss) on currency translation	44	(479)	(43)	653
Amounts reclassified from accumulated other comprehensive (loss) income
To other income:
Impairment of marketable securities	—	2,062	—	2,062
To general and administrative expenses:
Realized loss on qualifying cash flow hedging instruments	391	88	782	84
Settlement of defined benefit pension plan	—	974	—	974

Other comprehensive (loss) income	(392)	1,487	(1,665)	2,621

Comprehensive (loss) income	(15,839)	89,021	32,010	129,910
Less: Comprehensive income attributable to non-controlling interests	(27,067)	(76,167)	(76,320)	(122,100)

Comprehensive (loss) income attributable to stockholders of Teekay Corporation	(42,906)	12,854	(44,310)	7,810

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share amounts)

	As at	As at
	June 30,	December 31,
	2014	2013
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	748,900	614,660
Restricted cash	3,935	4,748
Accounts receivable, including non-trade of $100,009 (2013 - $109,114) and related party balance of $15,579 (2013 - $16,371)	559,047	528,594
Assets held for sale (notes 7a and 11)	—	176,247
Net investment in direct financing leases (note 5)	23,641	21,545
Prepaid expenses and other	62,790	57,158
Current portion of loans to equity accounted investees	21,634	37,019
Current portion of investment in term loans	—	211,579
Current portion of derivative assets (note 15)	18,433	23,040

Total current assets	1,438,380	1,674,590

Restricted cash - non-current	499,108	497,984
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $2,324,470 (2013 - $2,135,780)	5,894,500	5,983,128
Vessels under capital leases, at cost, less accumulated amortization of $159,701 (2013 – $152,020)	530,195	571,692
Advances on newbuilding contracts and conversion costs (notes 1 and 10a)	1,403,850	796,324

Total vessels and equipment	7,828,545	7,351,144

Net investment in direct financing leases - non-current (note 5)	750,385	705,717
Loans to equity accounted investees and joint venture partners, bearing interest between nil to 8%	133,526	132,229
Derivative assets (note 15)	113,550	69,797
Equity accounted investments (notes 4b, 4c and 4d)	807,700	690,309
Other non-current assets	214,788	159,494
Intangible assets – net	101,157	107,898
Goodwill	168,572	166,539

Total assets	12,055,711	11,555,701

LIABILITIES AND EQUITY
Current
Accounts payable	161,477	98,415
Accrued liabilities	410,502	466,824
Liabilities associated with assets held for sale (notes 7a and 11)	—	168,007
Current portion of derivative liabilities (note 15)	177,469	143,999
Current portion of long-term debt (note 8)	655,601	996,425
Current obligation under capital leases	65,716	31,668
Current portion of in-process revenue contracts	29,983	40,176

Total current liabilities	1,500,748	1,945,514

Long-term debt, including amounts due to joint venture partners of $13,282 (2013 - $13,282) (note 8)	6,076,766	5,113,045
Long-term obligation under capital leases	499,458	566,661
Derivative liabilities (note 15)	372,046	299,570
In-process revenue contracts	129,833	139,676
Other long-term liabilities (note 16)	367,698	271,621

Total liabilities	8,946,549	8,336,087

Commitments and contingencies (note 4a, 5, 8, 10 and 15)
Redeemable non-controlling interest (note 10d)	15,149	16,564
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,239,252 shares outstanding (2013 - 70,729,399); 73,038,452 shares issued (2013 - 71,528,599)) (note 9)	756,067	713,760
Retained earnings	346,385	435,217
Non-controlling interest	2,009,585	2,071,262
Accumulated other comprehensive loss (note 14)	(18,024)	(17,189)

Total equity	3,094,013	3,203,050

Total liabilities and equity	12,055,711	11,555,701

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2014	2013
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	33,675	127,289
Non-cash items:
Depreciation and amortization	206,831	212,263
Amortization of in-process revenue contracts	(20,036)	(33,286)
Gain on sale of vessels and equipment and other assets	(9,453)	(1,309)
Loan loss (recoveries) provisions (note 7b)	(2,521)	10,207
Equity income, net of dividends received	(54,577)	(73,437)
Income tax expense	5,991	4,373
Employee stock option compensation	(3,847)	1,965
Unrealized foreign exchange gain	(7,244)	(54,506)
Unrealized loss (gain) on derivative instruments	73,640	(54,699)
Other	(3,912)	7,435
Change in operating assets and liabilities	7,199	(45,879)
Expenditures for dry docking	(24,217)	(33,592)

Net operating cash flow	201,529	66,824

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,872,259	1,163,917
Scheduled repayments of long-term debt (note 8)	(613,516)	(228,982)
Prepayments of long-term debt	(669,413)	(703,816)
Repayments of capital lease obligations	(3,396)	(5,205)
(Increase) decrease in restricted cash	(385)	465
Net proceeds from equity issuances of subsidiaries (note 6)	7,475	212,401
Equity contribution by joint venture partner	22,017	1,684
Issuance of Common Stock upon exercise of stock options	44,372	16,582
Distributions paid from subsidiaries to non-controlling interests	(155,567)	(125,728)
Cash dividends paid	(45,188)	(45,282)

Net financing cash flow	458,658	286,036

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(602,257)	(320,018)
Proceeds from sale of vessels and equipment and other	165,055	39,551
Repayment of term loans	4,814	—
Purchase of ALP (net of cash acquired of $294) (note 4a)	(2,322)	—
Investment in equity accounted investments	(50,648)	(136,413)
Repayments by (advances to) joint ventures and joint venture partners	6,175	(41,452)
Investment in direct financing lease assets	(54,800)	—
Direct financing lease payments received	8,036	6,187

Net investing cash flow	(525,947)	(452,145)

Increase (decrease) in cash and cash equivalents	134,240	(99,285)
Cash and cash equivalents, beginning of the period	614,660	639,491

Cash and cash equivalents, end of the period	748,900	540,206

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings $	Accumu- lated Other Compre- hensive Loss $	Non- controlling Interests $	Total $	Redeemable Non- controlling Interest $
Balance as at December 31, 2013	70,729	713,760	435,217	(17,189)	2,071,262	3,203,050	16,564

Net (loss) income			(43,475)		77,150	33,675
Reclassification of redeemable non-controlling interest in net income					(2,085)	(2,085)	2,085
Other comprehensive loss				(835)	(830)	(1,665)
Dividends declared			(46,970)		(166,432)	(213,402)	(3,500)
Reinvested dividends	1	4				4
Exercise of stock options and other (note 9)	1,509	44,372				44,372
Employee stock compensation (note 9)		(2,069)				(2,069)
Dilution gain on public offering of Teekay Offshore (note 6)			1,613			1,613
Additions to non-controlling interest from equity contributions and other					30,520	30,520

Balance as at June 30, 2014	72,239	756,067	346,385	(18,024)	2,009,585	3,094,013	15,149

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2013, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and six months ended June 30, 2014, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit market conditions, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

In the current period the Company has presented the conversion costs incurred at period end for the Company’s committed vessel conversions in Advances on newbuilding contracts and conversion costs on the consolidated balance sheet. Prior to June 30, 2014, the Company included these amounts in Vessels and equipment – At cost, less accumulated depreciation. All such costs incurred in comparative periods have been reclassified from Vessels and equipment – At cost, less accumulated depreciation to Advances on newbuilding contracts and conversion costs to conform to the presentation adopted in the current period. The amount reclassified as at December 31, 2013 was $29.8 million.

2.	Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require companies to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

3.	Segment Reporting

The following tables include results for the Company’s four segments for the three and six months ended June 30, 2014 and 2013:

	Shuttle		Liquefied	Conventional
Three Months ended June 30, 2014	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Revenues	142,816	131,155	81,970	96,313	452,254
Voyage expenses	24,890	172	739	7,638	33,439
Vessel operating expenses	46,989	92,436	17,139	45,150	201,714
Time-charter hire expense	4,975	—	—	4,739	9,714
Depreciation and amortization	27,039	38,056	17,888	20,390	103,373
General and administrative(1)	8,005	15,524	6,294	7,122	36,945
Loan loss recoveries	—	(2,521)	—	—	(2,521)
Gain on sale of vessels and equipment	—	—	—	(9,615)	(9,615)
Restructuring charges	(820)	—	—	576	(244)

Income (loss) from vessel operations	31,738	(12,512)	39,910	20,313	79,449

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

	Shuttle		Liquefied	Conventional
Three Months ended June 30, 2013	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Revenues	140,062	122,560	70,983	97,102	430,707
Voyage expenses	22,275	—	487	3,392	26,154
Vessel operating expenses	43,472	84,054	15,164	53,288	195,978
Time-charter hire expense	14,110	—	—	12,434	26,544
Depreciation and amortization	29,093	39,285	18,328	23,063	109,769
General and administrative(1)	9,324	11,760	5,314	8,997	35,395
Loan loss provisions	—	—	—	7,042	7,042
Gain on sale of vessels and equipment	—	(1,338)	—	(3)	(1,341)
Restructuring charges	1,043	—	—	746	1,789

Income (loss) from vessel operations	20,745	(11,201)	31,690	(11,857)	29,377

	Shuttle		Liquefied	Conventional
Six Months ended June 30, 2014	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Revenues	304,028	273,674	163,393	217,653	958,748
Voyage expenses	56,619	172	1,572	10,088	68,451
Vessel operating expenses	93,007	185,940	33,650	90,303	402,900
Time-charter hire expense	16,387	—	—	9,619	26,006
Depreciation and amortization	54,376	75,868	36,001	40,586	206,831
General and administrative(1)	17,382	30,865	13,494	13,082	74,823
Loan loss recoveries	—	(2,521)	—	—	(2,521)
Gain on sale of vessels and equipment	—	—	—	(9,453)	(9,453)
Restructuring charges	(268)	—	—	663	395

Income (loss) from vessel operations	66,525	(16,650)	78,676	62,765	191,316

	Shuttle		Liquefied	Conventional
Six Months ended June 30, 2013	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Revenues	278,715	263,489	141,984	197,556	881,744
Voyage expenses	44,084	—	491	7,894	52,469
Vessel operating expenses	88,379	161,438	30,260	103,365	383,442
Time-charter hire expense	28,887	—	—	25,109	53,996
Depreciation and amortization	56,789	73,317	35,619	46,538	212,263
General and administrative(1)	19,828	24,121	11,510	19,207	74,666
Loan loss provisions	—	—	—	10,207	10,207
(Gain) loss on sale of vessels and equipment	—	(1,338)	—	29	(1,309)
Restructuring charges	1,630	—	—	2,213	3,843

Income (loss) from vessel operations	39,118	5,951	64,104	(17,006)	92,167

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	June 30, 2014	December 31, 2013
	$	$
Shuttle tanker and FSO segment	1,940,146	1,947,905
FPSO segment	3,340,920	2,836,998
Liquefied gas segment	3,699,293	3,616,044
Conventional tanker segment	1,576,691	1,874,101
Cash	748,900	614,660
Accounts receivable and other assets	749,761	665,993

Consolidated total assets	12,055,711	11,555,701

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

4.	Investments

a)	Teekay Offshore Acquisition of ALP Maritime Services B.V.

In March 2014, our publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. Teekay Offshore is committed to acquire these newbuildings for a total cost of approximately $258 million.

Teekay Offshore acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings scheduled throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. Teekay Offshore has the option to pay up to 50% of this compensation through the issuance of common units of Teekay Offshore. Each of the contingent compensation amounts is payable only if the three shareholders are employed by ALP at the time performance conditions are met. For the three and six months ended June 30, 2014, compensation costs were $0.2 million and were recorded under general and administrative expenses in the Company’s consolidated statements of (loss) income. Teekay Offshore also incurred a $1.0 million fee payable to a third party associated with the acquisition.

This acquisition of ALP and the related newbuilding orders represent Teekay Offshore’s entrance into the long-haul ocean towage and offshore installation services business. The Company believes that this acquisition allows Teekay Offshore to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business, which is in an adjacent sector to Teekay Offshore’s FPSO and shuttle tanker businesses. The acquisition of ALP was accounted for using the purchase method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the ALP assets acquired and liabilities assumed by Teekay Offshore on the acquisition date.

As at
(in thousands of U.S. dollars)	March 14, 2014
$
ASSETS
Cash and cash equivalents	294
Other current assets	404
Advances on newbuilding contracts	164
Other assets - long-term	395
Goodwill	2,032

Total assets acquired	3,289

LIABILITIES
Current liabilities	387
Other long-term liabilities	286

Total liabilities assumed	673

Net assets acquired	2,616

Consideration	2,616

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities. Operating results of ALP are reflected in the Company’s consolidated financial statements commencing March 14, 2014, the effective date of acquisition. From the date of acquisition to June 30, 2014, the Company recognized $0.2 million of revenue and $1.7 million of net loss resulting from this acquisition.

b)	Tanker Investments Ltd.

In January 2014, Teekay and its publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers) formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Teekay and Teekay Tankers in the aggregate purchased 5.0 million shares of common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase in the aggregate up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants, which had a value of $6.8 million on issuance, were received in exchange for the Company’s involvement in the formation of TIL and such amount is reflected in other income (expenses) in the Company’s consolidated statements of (loss) income. The stock purchase warrants expire on January 23, 2019. See Note 15 for additional information about these warrants. The Company also received one Series A-1 preferred share and one Series A-2 preferred share, each of which entitles the holder to elect one board member of TIL. The preferred shares do not give the holder a right to any dividends or distributions of TIL. Teekay and Teekay Tankers account for their investment in TIL using the equity method.

In March 2014, TIL issued additional common shares and listed its shares on the Oslo Stock Exchange. The issuance of shares by an equity accounted investee is accounted by the Company as if the Company had sold a proportionate share of its investment, and the resulting gain or loss is recognized in equity income in the Company’s consolidated statements of income. For the six months ended June 30, 2014, the Company recognized a gain from this investment of $4.1 million. As of June 30, 2014, the combined interest of Teekay Tankers and Teekay in TIL was 13.0%.

As of June 30, 2014, a portion of the net proceeds from the equity issuances by TIL had been used to acquire four modern Suezmax crude oil tankers from Teekay, five modern Aframax tankers and two coated Aframax tankers from third parties and two VLCC vessels from Teekay Tankers. The remaining proceeds will be used to acquire additional tankers and for general corporate purposes.

c)	Teekay LNG – Exmar LPG BVBA Joint Venture

In February 2013, the Company’s publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), entered into a 50/50 joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA took economic effect as of November 1, 2012 and, as of June 30, 2014, included 21 owned LPG carriers (including 10 newbuilding carriers scheduled for delivery between late 2014 and 2018) and four chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested approximately $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The excess of the book value of net assets acquired over Teekay LNG’s investment in the Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA, in accordance with the finalized purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and Teekay LNG. Teekay LNG accounts for its investment in Exmar LPG BVBA using the equity method.

d)	Teekay LNG – BG International Limited Joint Venture

In June 2014, Teekay LNG acquired from BG International Limited (or BG) its ownership interests in four 174,000-cubic meter Tri-Fuel Diesel Electric liquefied natural gas (or LNG) carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for a total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels upon delivery, which are scheduled between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, Teekay LNG assumed BG’s obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. Teekay on behalf of Teekay LNG, will provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates. Teekay LNG estimates it will incur approximately $36.7 million of costs to provide these services, of which BG has agreed to pay a fixed amount of $20.3 million. In June 2014, Teekay LNG estimated that the fair value of the service obligation was $30.2 million and the fair value of the amount due from BG was $16.5 million. The $30.2 million service obligation is included in the current portion of in-process contracts, and the in-process contracts and the receivable from BG is included in other assets in the Company’s consolidated balance sheet. Through this transaction, Teekay LNG has a 30% ownership interest in two LNG carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (collectively the BG Joint Venture). The excess of Teekay LNG’s investment in the BG Joint Venture over Teekay LNG’s share of the underlying carrying value of net assets acquired was approximately $13.7 million. This basis difference has notionally been allocated to the ship construction support agreements and the time-charter contracts. Teekay LNG accounts for its investment in the BG Joint Venture using the equity method.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

5.	Vessel Charters

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. In addition to Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, the additional minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at June 30, 2014, for the Company’s chartered-in and chartered-out vessels were as follows:

	Remainder
	of 2014	2015	2016	2017	2018
	(in millions of U.S. dollars)
Charters-in - operating leases	34.5	31.9	9.1	9.1	0.4
Charters-in - capital leases (1)	42.4	31.8	31.7	55.0	51.3

	76.9	63.7	40.8	64.1	51.7

Charters-out - operating leases (2)	624.0	1,438.8	1,231.4	1,225.1	997.2
Charters-out - direct financing leases	45.0	95.5	95.8	219.8	185.6

	669.0	1,534.3	1,327.2	1,444.9	1,182.8

(1)

As at June 30, 2014 and December 31, 2013, the Company had $475.8 million and $475.6 million of restricted cash which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash totaled $27.3 million and $27.1 million as at June 30, 2014 and December 31, 2013, respectively.

(2)

The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after June 30, 2014, revenue from unexercised option periods of contracts that existed on June 30, 2014 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

6.	Equity Financing Transactions

During the six months ended June 30, 2014, one of the Company’s publicly-listed subsidiaries, Teekay Offshore, completed the following equity issuances under a continuous offering program:

	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
Six Months ended June 30, 2014
Teekay Offshore Continuous Offering Program	7,784	(156)	(153)	7,475

In April 2013, the Voyageur Spirit floating, production, storage and offloading (or FPSO) unit began production and on May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit and, immediately thereafter, Teekay Offshore acquired the unit from Teekay for an original purchase price of $540.0 million. Teekay Offshore financed the acquisition with the assumption of the $230.0 million debt facility secured by the unit, $253.0 million in cash and a $44.3 million equity private placement of common units to Teekay Corporation (including the general partner’s 2% proportionate capital contribution), which had a value of $40.0 million at the time Teekay offered to sell the units to Teekay Offshore. Upon completion of the private placement to Teekay, Teekay Offshore had 83.6 million common units outstanding. As at June 30, 2014, Teekay held a 29.2% interest in Teekay Offshore, including the Company’s 2% general partner interest. Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary.

7.	Vessel Sales, Asset Impairments and Provisions

a)	Vessel Sales

During three months ended June 30, 2014, Teekay Tankers sold two wholly-owned subsidiaries, each of which owns one VLCC, to TIL for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company received $154.0 million of the aggregate purchase price in cash during the second quarter of 2014 and the remainder of the purchase price was received from TIL in July 2014. The Company used a portion of the proceeds from this transaction to prepay $152 million on one of the Company’s revolving credit facilities and the remainder of the proceeds will be used for general corporate purposes. During three months ended June 30, 2014, the Company realized a net gain of $10.0 million from the sale of the two subsidiaries to TIL (See Note 7b).

During the six months ended June 30, 2014, the Company sold four 2009-built Suezmax tankers that were part of the Company’s conventional tanker segment. These vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2013, with their net book values written down to their sale proceeds. During the six months ended June 30, 2014, the Company realized a net loss of $0.5 million from the sale of these vessels.

During the six months ended June 30, 2013, the Company sold a 1992-built shuttle tanker, a 1992-built conventional tanker, a 1995-built conventional tanker and a 1998-built conventional tanker, that were part of the Company’s shuttle tanker and conventional tanker segments. Three of these vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2012, with their net book values written down to their sale proceeds net of cash outlays to complete the sales. All of the vessels were older vessels that the Company disposed of in the ordinary course of business.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

During the three and six months ended June 30, 2013, the Company sold sub-sea equipment from the Petrojarl I FPSO unit that is part of the Company’s FPSO segment. The Company realized a gain of $1.3 million from the sale of the equipment.

b)	Loan Loss (Recoveries) Provisions

During the three and six months ended June 30, 2014, the Company reversed a $2.5 million loss provision for an amount receivable related to an FPSO front-end engineering and design study completed in 2013 as this receivable was recovered in the current period.

During the three and six months ended June 30, 2013, the Company recorded $7.0 million and $10.2 million, respectively, of loan loss provisions in respect of its investments in three term loans. The term loan borrower was facing financial difficulty and had defaulted on its interest payment obligations since January 31, 2013. The Company reduced the net carrying amount of the investment in term loan as the value of the underlying collateral had declined during the three- and six month periods. Later in 2013, the Company increased the net carrying amount of the investments in term loans, which included accrued interest income as the estimated future cash flows, which primarily reflected the estimated value of the underlying collateral, increased during 2013. During March 2014, the Company assumed ownership of the three VLCCs that collateralized the investment in term loans (see Note 18a). At the time of assumption of ownership, these vessels had an aggregate fair value of approximately $222 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014, the Company recognized $15.2 million of interest income, of which $11.2 million related to prior periods and was previously unrecognized, owing under the loans. In May 2014, Teekay Tankers sold two of the VLCCs to TIL and recognized a gain on sale of $10.0 million (see Note 7a).

8.	Long-Term Debt

	June 30, 2014	December 31, 2013
	$	$
Revolving Credit Facilities	1,610,450	1,919,086
Senior Notes (8.5%) due January 15, 2020	447,598	447,430
Norwegian Kroner-denominated Bonds due through January 2019	847,860	691,778
U.S. Dollar-denominated Term Loans due through 2023	3,011,214	2,523,523
U.S. Dollar Bonds due through 2023	471,118	174,150
Euro-denominated Term Loans due through 2023	330,845	340,221
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,282	13,282

Total	6,732,367	6,109,470
Less current portion	655,601	996,425

Long-term portion	6,076,766	5,113,045

As of June 30, 2014, the Company had 15 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.5 billion, of which $0.9 billion was undrawn. Interest payments are based on LIBOR plus margins; at June 30, 2014 and December 31, 2013, the margins ranged between 0.45% and 4.5%. At June 30, 2014 and December 31, 2013, the three-month LIBOR was 0.23% and 0.25%, respectively. The total amount available under the Revolvers reduces by $612.6 million (remainder of 2014), $316.2 million (2015), $740.2 million (2016), $463.7 million (2017) and $355.7 million (2018). Subsequent to June 30, 2014, Teekay Offshore received commitments to refinance $330.0 million of revolving credit facilities coming due during the remainder of 2014. Teekay Offshore expects the refinancing to be completed in September 2014, and the amount available under the new revolving credit facility will reduce quarterly by $16.5 million per quarter over five years. The Revolvers are collateralized by first-priority mortgages granted on 55 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

During 2013 and 2012, Teekay Offshore, Teekay LNG and Teekay issued in the Norwegian bond market a total of NOK 4.2 billion of senior unsecured bonds that mature between October 2015 and September 2018. As at June 30, 2014, the total carrying amount of the bonds was $684.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.00% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. dollars (or U.S. Dollars), with the interest payments fixed at rates ranging from 4.80% to 7.49%, and the transfer of principal fixed at $732.4 million upon maturity in exchange for NOK 4.2 billion (see Note 15).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

In January 2014, Teekay Offshore issued NOK 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of June 30, 2014, the carrying amount of the bonds was $163.1 million. The bonds were listed on the Oslo Stock Exchange in June 2014. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. Teekay Offshore entered into a cross currency swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 6.28%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see Note 15).

As of June 30, 2014, the Company had 17 U.S. Dollar-denominated term loans outstanding, which totaled $3.0 billion (December 31, 2013 – $2.5 billion). Certain of the term loans with a total outstanding principal balance of $159.0 million as at June 30, 2014 (December 31, 2013 – $176.3 million) bear interest at a weighted-average fixed rate of 5.2% (December 31, 2013 – 5.2%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At June 30, 2014 and December 31, 2013, the margins ranged between 0.3% and 3.25%. At June 30, 2014 and December 31, 2013, the three-month LIBOR was 0.23% and 0.25%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 16 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 33 (December 31, 2013 – 35) of the Company’s vessels, together with certain other security. In addition, at June 30, 2014, all but $84.1 million (December 31, 2013 – $94.4 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

During May 2014, Teekay Offshore issued $300 million in senior unsecured bonds that mature in July 2019 in the US bond market. As of June 30, 2014, the carrying amount of the bonds was $300.0 million. The bonds were listed on the New York Stock Exchange in June 2014. The interest payments on the bonds are fixed at a rate of 6.0%.

During 2013, Teekay Offshore had outstanding $171.1 million of ten-year senior unsecured bonds that mature in December 2023 and were issued in the second half of 2013 in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security.

The Company has two Euro-denominated term loans outstanding, which, as at June 30, 2014, totaled 241.7 million Euros ($330.8 million) (December 31, 2013 – 247.6 million Euros ($340.2 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At June 30, 2014 and December 31, 2013, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at June 30, 2014 was 0.1% (December 31, 2013 – 0.2%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange gains of $2.0 million (2013 – $0.7 million) and $2.9 million (2013 – $2.9 million) during the three and six months ended June 30, 2014, respectively.

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at June 30, 2014, totaled $13.3 million (2013 – $13.3 million). Interest payments on the loan are based on a fixed interest rate of 4.84%. This loan is repayable on demand.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at June 30, 2014 was 3.0% (December 31, 2013 – 3.0%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2014, these ratios ranged from 141.0% to 481.5% compared to their minimum required ratios of 105% to 120%, respectively. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at June 30, 2014 and December 31, 2013, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at June 30, 2014, this aggregate amount was $377.1 million (December 31, 2013 - $344.9 million). As at June 30, 2014, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to June 30, 2014, are $664.2 million (remainder of 2014), $582.2 million (2015), $796.0 million (2016), $1.1 billion (2017), $1.3 billion (2018) and $2.3 billion (thereafter).

9.	Capital Stock

The authorized capital stock of Teekay at June 30, 2014 and December 31, 2013 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at June 30, 2014, Teekay had no shares of preferred stock issued. During the six months ended June 30, 2014, Teekay issued 1.5 million shares of common stock upon the exercise or issuance of stock options, restricted stock units and restricted stock awards.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its common stock in the open market. As at June 30, 2014, Teekay had repurchased approximately 5.2 million shares of common stock for $162.3 million pursuant to such authorizations. As at June 30, 2014, the total remaining amount under the share repurchase authorization was $37.7 million.

During the six months ended June 30, 2014, the Company granted 15,243 stock options with an exercise price of $56.76 per share, 81,388 restricted stock units with a fair value of $4.6 million, 50,689 performance shares with a fair value of $3.4 million and 18,230 shares of restricted stock awards with a fair value of $1.0 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit, restricted stock award and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units and restricted stock awards vest equally over three years from the grant date and the performance shares vest two or three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance shares are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

The weighted-average grant-date fair value of stock options granted during the six months ended June 30, 2014 was $11.50 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 34.7%; expected life of five years; dividend yield of 4.4%; risk-free interest rate of 1.6%; and estimated forfeiture rate of 12%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

10.	Commitments and Contingencies

a)	Vessels Under Construction

As at June 30, 2014, the Company was committed to the construction of five LNG carriers, four ALP towage vessels and two floating, storage and offloading (or FSO) conversions for a total cost of approximately $1.5 billion, excluding capitalized interest and other miscellaneous construction costs. Two LNG carriers are scheduled for delivery in 2016, and three LNG carriers are scheduled for delivery in 2017, the four ALP towage vessels are scheduled for delivery in 2016 and the two FSO conversions are scheduled for completion in the fourth quarter of 2014 and the fourth quarter of 2016, respectively. As at June 30, 2014, payments made towards these commitments totaled $221.4 million (excluding $4.6 million of capitalized interest and other miscellaneous construction costs) and the carrying value of completed units not yet in service was $1.2 billion. As at June 30, 2014, the remaining payments required to be made under these newbuilding and conversion capital commitments were $131.2 million (remainder of 2014), $271.2 million (2015), $445.8 million (2016), and $399.0 million (2017).

b)	Joint Ventures

As described in Note 4d, Teekay LNG has an ownership interest in the BG Joint Venture and, as part of the acquisition, agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The shipbuilding and crew training obligation to be incurred, net of the reimbursement from BG, are estimated to be $2.5 million (remainder of 2014), $3.7 million (2015), $2.0 million (2016), $2.4 million (2017), $3.0 million (2018) and $2.8 million (thereafter).

In addition, the BG Joint Venture secured a $787.0 million debt facility to finance a portion of the estimated fully built-up cost of $1.0 billion for its four newbuilding carriers, with the remaining portion to be financed on a pro rata ownership basis by Teekay LNG and the other partners. Teekay LNG’s proportionate share of the newbuilding installments, net of the existing debt financing, is $3.8 million (remainder of 2014), $4.9 million (2015), $7.9 million (2016), $15.0 million (2017), $17.3 million (2018) and $6.3 million (thereafter).

c)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

Navion Hispania Incident

On November 13, 2006, one of Teekay Offshore’s shuttle tankers, the Navion Hispania, collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from Teekay Offshore. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of Teekay Offshore, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $34.7 million).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The appellate court in June 2013 held that NOL, TNOL and TSN are jointly and severally responsible towards the plaintiffs for all the losses as a result of the collision, plus interest accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. As a result of this judgment, in the second quarter of 2013 Teekay Offshore recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $47.3 million), to the plaintiffs recorded in accrued liabilities. In the fourth quarter of 2013, Teekay Offshore recognized an additional liability of NOK 4,000,000 in respect of interest, bringing the total liability to NOK 294,000,000 (approximately $47.9 million). The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the plaintiffs.

Teekay Offshore and Teekay maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 294,000,000 (approximately $47.9 million) was concurrently recorded in accounts receivable, which equals the total cost of the claim. In addition, Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident. In the fourth quarter of 2013, the insurer made payments directly to the plaintiffs in full settlement of interest and partial settlement of legal costs and thus Teekay Offshore, as at December 31, 2013, reduced its liability and related receivable to NOK 213,000,000 in respect of damages and approximately NOK 3,400,000 in respect of legal costs, totaling approximately NOK 216,400,000 (approximately $35.3 million). No further payments were made in the first six months of 2014.

Teekay Nakilat Capital Lease

Teekay Nakilat Corporation (or Teekay Nakilat), a subsidiary of Teekay LNG, is the lessee under 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements, and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture contemplate the termination of the RasGas II Leases or entertain other alternatives for the leasing structure. The Teekay Nakilat Joint Venture has declined the request from HMRC to voluntarily terminate the RasGas II Leases primarily because of a January 2012 court decision from the First Tribunal regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on their earlier judgment. If HMRC is able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. Teekay LNG estimates its 70.0% share of the potential exposure to be approximately $34 million, exclusive of any interest rate swap termination costs and costs associated with any new financing.

Petrojarl Banff Storm Damage

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, the Company declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. The Company does not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014, where it is expected to remain under contract until the end of 2018.

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through its insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, the Company incurred certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and returned to service on the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is approximately $164 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

d)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at June 30, 2014.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

e)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

11.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2013. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

			June 30, 2014		December 31, 2013
	Fair Value Hierarchy Level		Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1		1,254,309	1,254,309	1,119,966	1,119,966
Derivative instruments (note 15)
Interest rate swap agreements - assets	Level 2		122,506	122,506	91,415	91,415
Interest rate swap agreements - liabilities	Level 2		(506,314)	(506,314)	(410,470)	(410,470)
Cross currency interest swap agreement	Level 2		(63,741)	(63,741)	(52,219)	(52,219)
Foreign currency contracts	Level 2		(354)	(354)	(1,480)	(1,480)
Stock purchase warrants (notes 4b and 15)	Level 3		8,051	8,051	—	—
Non-recurring
Vessels and equipment	Level 2		—	—	17,250	17,250
Assets held for sale (1)	Level 2		—	—	176,247	176,247
Other
Investment in term loans	Level 3		—	—	211,579	209,570
Loans to equity accounted investees and joint venture partners - Current	Level 3		21,634	21,634	37,019	37,019
Loans to equity accounted investees and joint venture partners - Long-term		(2)	133,526	(2)	132,229	(2)
Liabilities associated with assets held for sale (1)	Level 2		—	—	(168,007)	(168,007)
Long-term receivable included in other assets	Level 2		16,452	16,452	—	—
Long-term debt - public (note 8)	Level 1		(1,766,576)	(1,873,925)	(1,313,358)	(1,376,829)
Long-term debt - non-public (note 8)	Level 2		(4,965,791)	(4,830,135)	(4,796,112)	(4,582,274)

(1)	The fair value of the Company’s assets held for sale and liabilities associated with assets held for sale include vessels held for sale, long-term debt and other working capital balances.
(2)

In these consolidated financial statements, the Company’s loans to and equity investments in equity accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Changes in fair value during the six months ended June 30, 2014 and 2013 for the Company’s derivative instrument, TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Fair value at the beginning of the period	11,714	—	—	—
Fair value on issuance	—	—	6,840	—
Unrealized (loss) gain included in earnings	(3,663)	—	1,211	—

Fair value at the end of the period	8,051	—	8,051	—

During January 2014, the Company received stock purchase warrants entitling it to purchase up to 1.5 million shares of the common stock of TIL at a fixed price of $10 per share (see Note 15). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, risk-free rate, vesting conditions and the historical volatility of the comparable companies. The estimated fair value of these stock purchase warrants as of June 30, 2014 is based on the historical volatility of the comparable companies of 54.1%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	June 30, 2014 $	December 31, 2013 $
Direct financing leases	Payment activity	Performing	774,026	727,262
Other loan receivables
Investment in term loans and interest receivable	Collateral	Non-Performing(1)	—	211,579
Loans to equity accounted investees and joint venture partners(2)	Other internal metrics	Performing	155,160	169,248
Long-term receivable included in other assets	Payment activity	Performing	50,136	31,634

			979,322	1,139,723

(1)	On March 21, 2014, Teekay and Teekay Tankers took ownership of the vessels held as collateral in satisfaction of the loans and accrued interest.
(2)

The Company’s subsidiary Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture. During the year ended December 31, 2012, the parent company of Teekay LNG‘s joint venture partner, BLT, suspended trading on the Jakarta Stock Exchange and entered into a court-supervised debt restructuring in Indonesia. The remaining loans to joint venture partner, BLT LNG Tangguh Corporation, totaling $10.3 million as at June 30, 2014 (December 31, 2013 - $28.5 million) are considered to be collectible given a signed settlement Agreement between the Company and BLT LNG Tangguh Corporation regarding repayment terms. In February 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million, of which $14.4 million was used to offset the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker and $6.5 million was repaid to Teekay by BLT LNG Tangguh Corporation. In addition, $1.0 million was paid to Teekay by BLT as part of the settlement agreement.

12.	Restructuring Charges

During the three and six months ended June 30, 2014, the Company recorded restructuring (reversal) charges of $(0.2) million ($1.8 million – 2013) and $0.4 million ($3.8 million – 2013), respectively. The restructuring charges in 2014 relate to the termination of the employment of certain seafarers from the reflagging of one shuttle tanker which commenced in January 2014 and was completed in March 2014 and the reversal of an accrual for costs related to the reorganization of the Company’s marine operations. The restructuring charges in 2013 primarily relate to reorganization of the Company’s marine operations intended to create better alignment with its conventional tanker business unit and its three publicly-listed subsidiaries and a lower cost organization. The Company does not expect to incur further restructuring charges associated with this reorganization.

At June 30, 2014 and December 31, 2013, $1.6 million and $4.9 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

13.	Other (Loss) Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	$	$	$	$
TIL stock purchase warrants received	—	—	6,839	—
Loss on bond repurchase	—	—	—	(1,759)
Volatile organic compound emission plant lease income	(166)	39	(67)	197
Impairment of marketable securities	—	(2,062)	—	(2,062)
Miscellaneous (loss) income	(568)	637	745	7,480

Other (loss) income	(734)	(1,386)	7,517	3,856

14.	Accumulated Other Comprehensive Loss

As at June 30, 2014 and December 31, 2013, the Company’s accumulated other comprehensive loss consisted of the following components:

	June 30,	December 31,
	2014	2013
	$	$
Unrealized (loss) gain on qualifying cash flow hedging instruments	(436)	17
Pension adjustments, net of tax recoveries	(19,050)	(18,919)
Unrealized loss on marketable securities	(379)	(171)
Foreign exchange gain on currency translation	1,841	1,884

	(18,024)	(17,189)

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at June 30, 2014, the Company was committed to the following foreign currency forward contracts:

			Fair Value /
			Carrying
			Amount
			Of Asset	Expected Maturity
	Contract Amount in	Average	(Liability)	2014	2015
	Foreign Currency	Forward Rate (1)	$	$	$
Norwegian Kroner	667,700	6.15	(400)	54,930	53,599
Singapore Dollar	6,000	1.26	46	4,767	—

			(354)	59,697	53,599

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2015 through 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2019. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2015 through 2019. As at June 30, 2014, the Company was committed to the following cross currency swaps:

					Fair Value /
					Carrying
Notional	Notional	Floating Rate Receivable			Amount of
Amount	Amount	Reference		Fixed Rate	Asset /	Remaining
NOK	USD	Rate	Margin	Payable	(Liability)	Term (years)
700,000	122,800	NIBOR	4.75%	5.52%	(9,537)	1.3
500,000	89,700	NIBOR	4.00%	4.80%	(8,943)	1.6
600,000	101,400	NIBOR	5.75%	7.49%	(6,337)	2.6
700,000	125,000	NIBOR	5.25%	6.88%	(14,513)	2.8
800,000	143,500	NIBOR	4.75%	5.93%	(14,285)	3.6
900,000	150,000	NIBOR	4.35%	6.43%	(7,505)	4.2
1,000,000	162,200	NIBOR	4.25%	6.28%	(2,621)	4.6

					(63,741)

Interest Rate Risk

The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated any of its interest rate swap agreements in its consolidated entities as cash flow hedges for accounting purposes.

As at June 30, 2014, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Asset /	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	400,757	(91,531)	22.6	4.9
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	3,653,623	(362,136)	6.1	3.6
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	500,000	(7,416)	1.2	3.1
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	469,066	121,309	22.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	330,845	(44,034)	6.5	3.1

			(383,808)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of June 30, 2014, ranged from 0.3% to 4.5%.
(2)	Principal amount reduces quarterly.

(3)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(4)

Interest rate swap with an aggregate principal amount of $180 million is being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2028. The interest rate swap is subject to mandatory early termination in 2014 whereby the swap will be settled based on its fair value at that time. Interest rate swaps with an aggregate principal amount of $320 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.

(5)	Principal amount reduces monthly to 70.1 million Euros ($96.0 million) by the maturity dates of the swap agreements.
(6)	Principal amount is the U.S. Dollar equivalent of 241.7 million Euros.

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The estimated fair value of the warrants on issuance was $6.8 million and is included in other income in the consolidated statements of (loss) income. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively (or equivalent amounts in NOK) for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at June 30, 2014 was $8.1 million. The Company reports the unrealized gains and losses from the stock purchase warrants in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of (loss) income.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities
As at June 30, 2014
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	696	11	—	(741)	(320)
Interest rate swap agreements	17,200	105,488	(22,281)	(173,920)	(310,295)
Cross currency swap agreements	537	—	(39)	(2,808)	(61,431)
Stock purchase warrants	—	8,051	—	—	—

	18,433	113,550	(22,320)	(177,469)	(372,046)

As at December 31, 2013
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	482	12	—	(1,819)	(155)
Interest rate swap agreements	21,779	69,785	(22,025)	(140,503)	(248,091)
Cross currency swap agreements	779	—	3	(1,677)	(51,324)

	23,040	69,797	(22,022)	(143,999)	(299,570)

As at June 30, 2014, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Company’s consolidated balance sheets. As at June 30, 2014, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $122.0 million and an aggregate fair value liability amount of $411.2 million.

Realized and unrealized gains and losses from derivative instruments that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of income. The effect of the gains and losses on derivatives not designated as hedging instruments in the consolidated statements of income are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(30,755)	(30,899)	(60,245)	(61,251)
Interest rate swap agreement terminations	—	(4,187)	1,000	(4,187)
Foreign currency forward contracts	110	(1,873)	(1,175)	(1,452)

	(30,645)	(36,959)	(60,420)	(66,890)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(39,096)	96,911	(64,494)	116,115
Foreign currency forward contracts	(1,926)	(3,917)	1,125	(6,979)
Stock purchase warrants	(3,664)	—	1,210	—

	(44,686)	92,994	(62,159)	109,136

Total realized and unrealized (losses) gains on derivative instruments	(75,331)	56,035	(122,579)	42,246

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Realized and unrealized losses of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of (loss) income. The effect of the loss on cross currency swaps on the consolidated statements of (loss) income is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$
Realized gain on partial termination of cross currency swap	—	—	—	6,800
Realized (losses) gains	(144)	503	(289)	1,565
Unrealized losses	(24,803)	(16,399)	(11,481)	(54,353)

Total realized and unrealized losses on cross currency swaps	(24,947)	(15,896)	(11,770)	(45,988)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16.	Income Tax Expense

The components of the provision for income tax expense are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Current	(3,398)	(1,943)	(6,563)	(4,057)
Deferred	205	70	572	(316)

Income tax expense	(3,193)	(1,873)	(5,991)	(4,373)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2013 to June 30, 2014:

Balance of unrecognized tax benefits as at January 1, 2014	$20,304
Increase for positions related to the current period	3,822
Decrease related to statute of limitations	(972)

Balance of unrecognized tax benefits as at June 30, 2014	$23,154

The majority of the net increase for positions for the six months ended June 30, 2014 relates to potential tax on freight income.

The Company does not presently anticipate these uncertain tax positions, which are uncertain, will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

17.	Net (Loss) Income Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	$	$	$	$
Net (loss) income attributable to stockholders of Teekay Corporation	(42,987)	11,367	(43,475)	5,231

Weighted average number of common shares	72,036,526	70,393,531	71,687,549	70,142,301
Dilutive effect of stock-based compensation	—	921,098	—	1,000,062

Common stock and common stock equivalents	72,036,526	71,314,629	71,687,549	71,142,363

(Loss) income per common share:
- Basic	(0.60)	0.16	(0.61)	0.07
- Diluted	(0.60)	0.16	(0.61)	0.07

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted (loss) income per common share, are excluded from this calculation. For the three and six months ended June 30, 2013, options to acquire 3.1 million shares of Common Stock had an anti-dilutive effect on the calculation of diluted income per common share.

18.	Supplemental Cash Flow Information

a)

In March 2014, the Company took ownership of three VLCCs, which were collateral for all amounts owing under the investment in term loans, and the investment in term loans was concurrently discharged. The VLCCs had an estimated aggregate fair value of $222.0 million on this date, which approximated all the amounts owing under the investment in term loans. During the first quarter of 2014, second-hand vessel values for VLCCs increased and, as a result, the Company recognized $15.2 million of interest income owing under the investment in term loans in the first quarter of 2014. The assumption of ownership of the VLCCs and concurrent discharge of the loans has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

b)

As described in Note 4d, Teekay LNG acquired BG’s ownership interest in the BG Joint Ventures. As compensation, Teekay LNG assumed BG’s obligation (net of an agreement by BG to pay Teekay LNG approximately $20.3 million) to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. The fair value of the assumed obligation of approximately $30.2 million was used to offset the purchase price and Teekay LNG’s receivable from BG and was treated as a non-cash transaction in the consolidated statement of cash flows.

19.	Subsequent Events

a)

In July 2014, Teekay LNG, through a new 50/50 joint venture with China LNG, has finalized shipbuilding contracts for six internationally-flagged icebreaker LNG carriers for a project, located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project). The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%), and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018. The joint venture between Teekay LNG and China LNG will provide the six 172,000-cubic meter ARC7 LNG carrier newbuildings to be constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd. (or DSME), of South Korea, for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options.

b)

In July 2014, Teekay LNG completed a public offering of 3.1 million common units (including 0.3 million common units issued upon exercise of the underwriters’ over-allotment option) at the price of $44.65 per unit, for gross proceeds of approximately $140.8 million (including a 2% proportionate capital contribution by Teekay LNG’s general partner). Teekay LNG used the net proceeds from the offering of approximately $140.5 million to prepay a portion of its outstanding debt under two of its revolving credit facilities, to fund the equity portion of its first installment payment to approximately $95 million for the six newbuilding LNG carriers ordered by Teekay LNG’s 50/50 joint venture with China LNG for the Yamal LNG Project and to fund a portion of its M-type, Electronically Controlled, Gas Injection (or MEGI) newbuildings’ shipyard installments. As a result of this public offering, Teekay’s ownership of Teekay LNG was reduced to 34.0% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay LNG by virtue of its control of the general partner and will continue to consolidate the subsidiary.

c)

In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel Offshore Holdings AS (Logitel), a Norway-based company focused on the high-end floating accommodation market. The purchase price for the shares of Logitel consisted of $4.0 million in cash due on closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria, primarily relating to the construction of the three floating accommodation units (or FAUs) ordered from the COSCO (Nantong) Shipyard (or COSCO) in China, are not met. Two of the FAUs are currently under construction and in August 2014, Teekay Offshore exercised one of its existing six options with COSCO to construct a third FAU. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (or Petrobras) in Brazil for the first FAU which is scheduled to deliver in the first quarter of 2015. Teekay Offshore expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the fourth quarter of 2015 and the third quarter of 2016.

Teekay Offshore is committed to acquire the three FAUs ordered from COSCO for a total cost of approximately $534.0 million, including estimated site supervision costs and license fees to be paid to Sevan Marine ASA (or Sevan) to allow for use of its cylindrical hull design in these FAUs. As at the date of acquisition, payments made towards these commitments totaled $18.0 million and the remaining payments required to be made under these newbuilding contracts were $8.8 million (balance of 2014), $341.0 million (2015) and $166.2 million (2016). The amount of the license fees, in aggregate for the three FAUs ordered from COSCO, is $22.2 million, subject to reductions of some or all of this amount if certain performance criteria, primarily relating to the construction of the three FAUs ordered from COSCO, is not met. The amount of site supervision costs are based on hours spent at agreed upon hourly rates as per Teekay Offshore’s agreement with Sevan.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Teekay Offshore intends to finance the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries. Prior to the acquisition, financing for $60.0 million of costs incurred by Logitel relating to the acquisition of two partially completed hulls from Sevan and the subsequent construction installments to COSCO were provided by a bond agreement between Logitel and Sevan, Teekay Offshore has assumed Logitel’s obligations under the bond agreement as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within six months of delivery of each of the next six FAUs, including the three ordered from COSCO. The bonds are redeemable at par at any time. The bonds are convertible by Sevan. The conversion option is exercisable if the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016. In this case, Sevan has a one-time option to receive the remaining two options with COSCO in exchange for the extinguishment of the remaining amount owing on the bond agreement. If the one-time option is not exercised by Sevan, any remaining amount owing on the bond agreement will be forgiven when there is a continuous three-year period, from the date of the latest delivery of a newbuilding FAU based on the Sevan cylindrical hull design, where no such Seven design FAUs are ordered.

d)

On August 1, 2014, Teekay Tankers acquired from Teekay a 50% interest in its conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, which generate fee income from commercially managing currently a fleet of approximately 89 vessels and technically managing currently a fleet of approximately 51 vessels, including vessels owned by Teekay Tankers. The purchase price for this acquisition was approximately $15 million, paid in Class B common shares of Teekay Tankers at a price of $3.70 per share. Teekay Tankers will account for its interest in the conventional tanker commercial management and technical management operations by the equity method.

TEEKAY CORPORATION AND SUBSIDIARIES

JUNE 30, 2014

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2013.

References to Teekay mean Teekay Corporation, which is incorporated under the laws of the Republic of the Marshall Islands. References to the Company mean Teekay together with its wholly owned or controlled subsidiaries. Unless the context requires otherwise, references to “we,” “our” or “us” are references to Teekay Corporation and its subsidiaries.

SIGNIFICANT DEVELOPMENTS IN 2014

Recent Developments in our Gas Business

In July 2014, our publicly traded subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed a public offering of 3.1 million common units (including 0.3 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $44.65 per unit, for gross proceeds of approximately $140.8 million (including the 2% proportionate capital contribution by Teekay LNG’s general partner). Teekay LNG used the net proceeds from the offering of approximately $140.5 million to prepay a portion of its outstanding debt under two of its revolving credit facilities, to fund the equity portion of its first installment payment of approximately $95.0 million for six newbuilding LNG carriers ordered by its 50/50 joint venture with China LNG Shipping (Holdings) Limited (or China LNG) for the Yamal LNG Project and to fund a portion of its M-type, Electronically Controlled, Gas Injection (or MEGI) newbuildings’ shipyard installments. As a result of this public offering, our ownership of Teekay LNG was reduced to 34.0% (including our 2% general partner interest). We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate the subsidiary. Please read “Item 1 – Financial Statements: Note 19b – Subsequent Events.”

In July 2014, Teekay LNG, through a new 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture), finalized shipbuilding contracts for six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project). The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%) and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to start-up in early-2018. The Yamal LNG Joint Venture will provide six 172,000-cubic meter ARC7 LNG carrier newbuildings, to be constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd. (or DSME), of South Korea, for a total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. The six LNG carriers constructed for the Yamal LNG Project will transport LNG from Northern Russia to Europe and Asia. Please read “Item 1 – Financial Statements: Note 19a – Subsequent Events.”

In June 2014, Teekay LNG acquired from BG International Limited (or BG) its ownership interest in four 174,000-cubic meter Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for a total fully built-up cost to the joint venture of approximately $1.0 billion. The vessels upon delivery, which are scheduled between September 2017 and January 2019, will each operate under 20-year fixed-rate time-charter contracts, plus extension options, with Methane Services Limited, a wholly-owned subsidiary of BG. As compensation for BG’s ownership interest in these four LNG carrier newbuildings, Teekay LNG assumed BG’s portion of the shipbuilding installments and its obligation to provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. We on behalf of Teekay LNG, will provide the shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates. Teekay LNG estimates that it will incur approximately $36.7 million of costs to provide these services, of which BG has agreed to pay a fixed amount of $20.3 million. In June 2014, Teekay LNG estimated that the fair value of the service obligation was $30.2 million and fair value of the amount due from BG was $16.5 million. Through this transaction, Teekay LNG has a 30% ownership interest in two LNG carrier newbuildings, with the balance of the ownership held by China LNG and CETS Investment Management (HK) Co. Ltd. (or CETS) (an affiliate of China National Offshore Oil Corporation), and a 20% ownership interest in the remaining two LNG carrier newbuildings, with the balance of the ownership held by China LNG, CETS and BW LNG Investments Pte. Ltd. (collectively the BG Joint Venture). Teekay LNG accounts for its investment in the BG Joint Venture using the equity method. Teekay LNG expects to finance its pro rata equity interest in future shipyard installment payments using a portion of its available liquidity with the balance of the total cost of the vessels financed with equity contributions by the other partners and a new $787.0 million long-term debt facility secured by the BG Joint Venture.

Recent Developments in our Offshore Business

In August 2014, our publicly traded subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) acquired Logitel Offshore Holdings Ltd. (or Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing two newbuilding floating accommodation units (or FAUs), based on the Sevan Marine ASA (or Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (or COSCO) in China. In August 2014, Teekay Offshore exercised one of its existing six options with COSCO to construct a third FAU. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (or Petrobras) in Brazil for the first FAU, which is scheduled to deliver in the first quarter of 2015. Teekay Offshore expects to secure charter contracts for the remaining two newbuilding FAUs prior to their respective scheduled deliveries in the fourth quarter of 2015 and the third quarter of 2016. The construction agreements with COSCO for the three newbuilding FAUs have favorable payment schedules, with the majority of the purchase price due upon delivery. Teekay Offshore intends to finance the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries. Please read “Item 1 – Financial Statements: Note 19c – Subsequent Events.”

In March 2014, Teekay Offshore acquired ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. ALP currently provides these services through a fleet of third-party owned vessels. As part of the transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings, which will be equipped with dynamic positioning capability, for a fully built-up cost of approximately $261 million, which includes the cost of acquiring ALP. These newbuildings will be capable of ultra-long distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. Teekay Offshore intends to continue financing the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016.

Teekay Offshore acquired ALP for a purchase price of $2.6 million, which Teekay Offshore paid in cash, and Teekay Offshore also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings scheduled throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. Teekay Offshore has the option to pay up to one half of this contingent compensation through the issuance of its common units. The contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time the performance conditions are met. Teekay Offshore also incurred $1.0 million in fees to a third party associated with the acquisition which has been recognized in general and administrative expenses during the six months ended June 30, 2014.

This acquisition of ALP and related newbuilding orders represent Teekay Offshore’s entrance into the long-haul ocean towage and offshore installation services business, which combines Teekay Offshore’s infrastructure and access to capital with ALP’s experienced management team to further grow this niche business that is a natural complement to Teekay Offshore’s existing offshore business.

In September 2013, Teekay Offshore acquired a 2010-built HiLoad DP unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $60 million, including modification costs. The HiLoad DP unit is currently in the final stages of the charterer’s operational testing, which is expected to be completed during the third quarter of 2014. Upon completion of the testing, the unit is expected to commence its ten-year time-charter contract with Petrobras in Brazil and Teekay Offshore expects to recognize revenue retrospectively from April 11, 2014, the date operational testing commenced. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has a right of first refusal to acquire any future HiLoad DP projects developed by Remora. In July 2013, Remora was awarded a contract by BG E&P Brasil Ltd. to perform a front-end engineering and design (or FEED) study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

Recent Developments in our Tanker Business

In January 2014, we and our publicly-listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers) formed Tanker Investments Ltd. (or TIL) which seeks to opportunistically acquire, operate and sell modern secondhand tankers to benefit from an expected recover in the currently cyclical low of the tanker market. TIL completed a $250 million equity private placement in which we and Teekay Tankers co-invested $25 million each for a combined 20% initial ownership in the new company. In addition, we each received a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock, linked to TIL’s future share price performance. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange. We did not purchase any of the shares issued on the IPO. As of June 30, 2014, the combined interest of Teekay Tankers and us in TIL was 13.0%. As of June 30, 2014, TIL had completed the acquisition of two 2010-built Very Large Crude Carrier (or VLCC) vessels from Teekay Tankers, four 2009-built Suezmax tankers from us and five 2009 and 2010-built Aframax tankers and two 2012-built coated Aframax vessels from third parties.

In March 2014, we exercised our rights under security documentation to realize the amounts owed under our investment in term loans and assumed full ownership of three VLCC vessels, which previously secured the investment in term loans. At the time of assumption of ownership, these vessels had an aggregate fair value of approximately $222 million, which exceeded the carrying value of the loans. As a result of our exercise of remedies and the increase in VLCC vessel values during early 2014, in the first quarter of 2014 we recognized $15.2 million of interest income, of which $11.2 million related to prior periods and was previously unrecognized, owing under the loans. In May 2014, Teekay Tankers sold two single-ship wholly-owned subsidiaries, each of which owns one VLCC, to TIL for aggregate proceeds of $154 million, plus related working capital on closing.

On August 1, 2014, Teekay Tankers acquired from us a 50% interest in our conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, which generate fee income from commercially managing currently a fleet of approximately 89 vessels and technically managing currently a fleet of approximately 51 vessels, including vessels owned by Teekay Tankers. The purchase price for this acquisition was approximately $15 million, paid in Class B common shares of Teekay Tankers at a price of $3.70 per share. Teekay Tankers will account for its interest in the conventional tanker commercial management and technical management operations by the equity method. Please read “Item 1 – Financial Statements: Note 19d – Subsequent Events.”

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Storm Damage to Banff FPSO Unit

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. We do not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014, where it is expected to remain under contract until the end of 2018.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, we incurred certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and returned to service on the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is approximately $164 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5 - “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013.

In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners often base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time charter contracts and FPSO service contracts the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our four reportable segments where applicable.

We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment, each of which are discussed below. In order to provide investors with additional information about our conventional tanker segment, we have divided the conventional tanker segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read “Item 1 – Financial Statements: Note 3 – Segment Reporting.”

Shuttle Tanker and FSO Segment

Our shuttle tanker and FSO segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers, FSO units and one HiLoad DP unit, which is expected to receive final acceptance from the charterer in the third quarter of 2014. As at June 30, 2014, our shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 32 shuttle tankers, six were owned through 50% owned subsidiaries of Teekay Offshore, three through a 67% owned subsidiary of Teekay Offshore and two were chartered-in by Teekay Offshore. The remaining vessels are owned 100% by Teekay Offshore. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. Teekay Offshore has committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker contract in 2015. Our FSO fleet consists of five vessels (including the Salamander, (previously named Navion Clipper), which is being converted to an FSO unit) owned by Teekay Offshore that operate under fixed-rate time charters or fixed-rate bareboat charters. Teekay Offshore has 100% ownership interests in the operating FSO units. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage.

The following table compares our shuttle tanker and FSO segment’s operating results for the three and six months ended June 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our shuttle tanker and FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2014	2013	% Change	2014	2013	% Change
Revenues	142,816	140,062	2.0	304,028	278,715	9.1
Voyage expenses	24,890	22,275	11.7	56,619	44,084	28.4

Net revenues	117,926	117,787	0.1	247,409	234,631	5.4
Vessel operating expenses	46,989	43,472	8.1	93,007	88,379	5.2
Time-charter hire expense	4,975	14,110	(64.7)	16,387	28,887	(43.3)
Depreciation and amortization	27,039	29,093	(7.1)	54,376	56,789	(4.2)
General and administrative (1)	8,005	9,324	(14.1)	17,382	19,828	(12.3)
Restructuring charges	(820)	1,043	(178.6)	(268)	1,630	(116.4)

Income from vessel operations	31,738	20,745	53.0	66,525	39,118	70.1

Calendar-Ship-Days
Owned Vessels	3,185	2,885	10.4	6,335	5,700	11.1
Chartered-in Vessels	115	371	(69.0)	393	742	(47.0)

Total	3,300	3,256	1.4	6,728	6,442	4.4

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our shuttle tanker and FSO segment fleet increased for the three and six months ended June 30, 2014 compared to the same periods last year. The increase was primarily due to the delivery of four newbuilding shuttle tankers, the Samba Spirit, Lambada Spirit, Bossa Nova Spirit and the Sertanejo Spirit (or the BG Shuttle Tankers) in 2013, partially offset by the sale of the Basker Spirit in January 2013 and the redelivery of two in-chartered vessels in November 2013 and January 2014. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012 following its redelivery to us upon maturity of its time-charter-out contract in April 2012, and one shuttle tanker that has been in lay-up since June 2014.

Net Revenues. Net revenues increased for the three and six months ended June 30, 2014, compared to the same periods last year, primarily due to:

•

increases of $19.3 million and $38.3 million for the three and six months ended June 30, 2014, respectively, due to the commencement of the ten-year time-charter out contracts of the four BG Shuttle Tankers during 2013 and early 2014;

•	an increase of $5.2 million for the six months ended June 30, 2014, due to more opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

•	increases of $2.0 million and $2.2 million for the three and six months ended June 30, 2014, due to more opportunities to trade excess shuttle tanker capacity in short-term offshore projects; and

•	increases of $0.8 million and $1.3 million, respectively, for the three and six months ended June 30, 2014, due to an increase in reimbursable bunker expenses;

partially offset by

•

net decreases of $17.3 million and $26.6 million for the three and six months ended June 30, 2014, respectively, due to fewer revenue days as a result of the redelivery of four vessels to us in July 2013, December 2013, January 2014 and February 2014, as they completed their time-charter-out agreements, a decrease in revenues in our contract of affreightment fleet due to lower fleet utilization, a decrease in revenues from our time-chartered-out fleet from entering into new contracts and a decrease in rates as provided in certain contracts;

•

decreases of $2.0 million and $3.1 million for the three and six months ended June 30, 2014, respectively, due to more repair off-hire days in our time-chartered-out fleet compared to the same periods last year;

•	a decrease of $2.4 million for the three and six months ended June 30, 2014, primarily due to the drydocking of the Dampier Spirit during the second quarter of 2014;

•

a decrease of $0.9 million for the six months ended June 30, 2014, primarily due to the timing of vessel operating expense reimbursements on the Dampier Spirit and the appreciation of the U.S. Dollar against the Australian Dollar compared to the same period last year; and

•

a decrease of $0.6 million for the six months ended June 30, 2014, due to a recovery of expenses in 2013 relating to the 2012 drydocking of the Navion Saga and the appreciation of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2014, compared to the same periods last year, primarily due to:

•	increases of $3.9 million and $8.1 million for the three and six months ended June 30, 2014, respectively, due to the delivery of the four BG Shuttle Tankers during 2013;

•	an increase of $1.1 million for the three and six months ended June 30, 2014, relating to the commencement of operations of the HiLoad DP unit in April 2014;

•	an increase of $0.7 million for the six months ended June 30, 2014, primarily due to an increase in repair costs; and

•	increases of $0.6 million and $0.2 million for the three and six months ended June 30, 2014, respectively, due to an increase in ship management costs due to fleet growth;

partially offset by

•	a decrease of $0.7 million for the six months ended June 30, 2014, relating to the lay-up and FSO conversion of the Navion Clipper since February 2013;

•

a decrease of $0.7 million for the six months ended June 30, 2014 for the Navion Saga, due to lower crew costs relating to a pension adjustment in the first quarter of 2014. In addition, management of the unit was outsourced until the first quarter of 2013, when management was taken in-house and transition costs were incurred in that period;

•

decreases of $0.5 million and $1.4 million for the three and six months ended June 30, 2014, respectively, relating to the Dampier Spirit, due to lower crew costs due to the appreciation of the U.S. Dollar against the Australian Dollar compared to the same periods last year, and due to the timing of services, spares, insurance and offshore expenses compared to the same periods last year;

•

decreases of $0.4 million and $1.3 million for the three and six months ended June 30, 2014, respectively, relating to expenditures on engineering studies completed to support our FSO tenders in the first and second quarters of 2013;

•	a decrease of $0.4 million for the three and six months ended June 30, 2014, due to the lay-up of the Navion Norvegia since June 2014;

•	a decrease of $0.4 million for the three months ended June 30, 2014 due to a decrease in repair costs; and

•

decreases of $0.2 million and $1.1 million for the three and six months ended June 30, 2014, respectively, due to a decrease in crew and manning costs primarily as a result of a change in crew composition relating to the reflagging of two vessels during late 2013 and early 2014, partially offset by an increase in crew and manning costs primarily due to higher crew levels.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2014, compared to the same periods last year, primarily due to:

•	decreases of $7.2 million and $14.3 million for the three and six months ended June 30, 2014, respectively, due to the redelivery of the Karen Knutsen in January 2014 and the Grena in November 2013;

•	decreases $1.3 million and $0.9 million for the three and six months ended June 30, 2014, respectively, primarily relating to the drydocking of the Aberdeen in June 2014; and

•	decreases of $1.1 million and $1.6 million for the three and six months ended June 30, 2014, respectively, due to the off-hire and drydocking of the Sallie Knutsen in April 2014;

partially offset by

•	increases of $0.5 million and $4.3 million for the three and six months ended June 30, 2014, respectively, due to increased spot in-chartering of shuttle tankers.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and six months ended June 30, 2014 compared to the same periods last year, primarily due to an extension of the useful lives of the Pattani Spirit and the Apollo Spirit due to the extension of the charter period for these units and write-downs of certain older shuttle tankers to their estimated fair value in the second half of 2013, partially offset by additional amortization relating to the deliveries of the BG Shuttle Tankers.

Restructuring Charges. Restructuring charge recovery was $0.8 million for the three months ended June 30, 2014, relating to the reversal of certain amounts previously accrued for the reorganization of our shuttle tanker marine operations. Restructuring charge recovery was $0.3 million during the six months ended June 30, 2014, which is a result of the reversal described above, partially offset by charges incurred relating to the reflagging of one shuttle tanker. Restructuring charges were $1.0 and $1.6 million, respectively, for the three and six months ended June 30, 2013, resulting from a reorganization of our marine operations to create better alignment within the shuttle tanker business unit to create a reduced-cost organization going forward. Please read “Item 1 – Financial Statements: Note 12 Restructuring Charges.”

FPSO Segment

Our FPSO segment (which includes our Teekay Petrojarl business unit) includes the FPSO units and other vessels used to service our FPSO contracts. As at June 30, 2014, in addition to the four 100% owned FPSO units and the four FPSO units owned by Teekay Offshore, the FPSO segment had one FPSO unit, the Petrojarl Knarr, which delivered in June 2014 but is not yet in service, and a 50% interest held by Teekay Offshore in one FPSO unit. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate charter contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance, which generally reduce oil production.

The charter contract for the Petrojarl I FPSO unit ended in April 2013 and the unit has since been off-hire and in lay-up. From the fourth quarter of 2012 through the second quarter of 2014, the Foinaven FPSO unit experienced lower than planned production levels due to equipment-related operational issues. In July 2013, we and the charterer agreed to temporarily halt production to repair the FPSO unit’s gas compression trains and repair the subsea system. The first compressor train was repaired in August 2013, allowing the unit to recommence partial operations. In March 2014, the Foinaven FPSO unit temporarily halted production as a result of issues with its one operating gas compressor train, and as its second compressor train had not yet completed its repair after sustaining damage in July 2013. In April 2014, one of the Foinaven FPSO’s compressor trains was repaired allowing the unit to recommence partial operations. Repairs to the second compressor train were completed in July 2014, after which the unit has been gradually increasing its oil production and is expected to be capable of producing its target production sometime during the third quarter of 2014. In May 2014, the customer extended the Hummingbird Spirit FPSO unit’s charter contract by a firm period of one year until December 31, 2015, with charterer’s options to extend the contract up to March 2017. The Banff FPSO unit completed its repairs and upgrades following storm damage in December 2011, and resumed production on the Banff field in July 2014, where it is expected to remain under contract until the end of 2018. Upon commencing production on April 13, 2013, the Voyageur Spirit FPSO unit had a specified time period to receive final acceptance from the charterer, E.ON, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed and the unit achieved full production capacity. Teekay Offshore entered into an interim agreement with E.ON whereby Teekay Offshore was compensated for production beginning August 27, 2013 until final acceptance on February 22, 2014.

The following table presents our FPSO segment’s operating results for the three and six months ended June 30, 2014 and 2013 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Cidade de Itajai FPSO unit, which is accounted for under the equity method.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2014	2013	% Change	2014	2013	% Change
Revenues	131,155	122,560	7.0	273,674	263,489	3.9
Voyage expenses	172	—	100.0	172	—	100.0
Vessel operating expenses	92,436	84,054	10.0	185,940	161,438	15.2
Depreciation and amortization	38,056	39,285	(3.1)	75,868	73,317	3.5
General and administrative (1)	15,524	11,760	32.0	30,865	24,121	28.0
Gain on sale of equipment	—	(1,338)	(100.0)	—	(1,338)	(100.0)
Loan loss recovery	(2,521)	—	100.0	(2,521)	—	100.0

(Loss) income from vessel operations	(12,512)	(11,201)	11.7	(16,650)	5,951	(379.8)

Calendar-Ship-Days
Owned Vessels	1,001	969	3.3	1,991	1,869	6.5

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The number of our FPSO units for the three and six months ended June 30, 2014 increased compared to the same periods last year due to the acquisition of the Voyageur Spirit FPSO unit in May 2013.

Revenues. Revenues increased for the three and six months ended June 30, 2014, compared to the same periods last year, primarily due to:

•	increases of $20.1 million and $47.3 million for the three and six months ended June 30, 2014, respectively, relating to the acquisition of the Voyageur Spirit FPSO unit;

•

increases of $3.1 million and $5.0 million for the three and six months ended June 30, 2014, respectively, relating to the Hummingbird Spirit FPSO unit primarily due to an increase in reimbursable costs, which was partially offset by lower amortization of an in-process revenue contract as the amortization period was completed; and

•	an increase of $1.1 million for the three and six months ended June 30, 2014, due to a produced water treatment plant startup on the Piranema Spirit during the second quarter of 2014;

partially offset by

•

decreases of $8.8 million and $27.5 million, for the three and six months ended June 30, 2014, respectively, compared to the same periods last year, due to the Petrojarl I FPSO unit’s contract expiry and subsequent lay-up;

•

decreases of $2.9 million and $5.0 million for the three and six months ended June 30, 2014, respectively, due to lower amortization of the in-process revenue contract for the Petrojarl Banff FPSO unit as a result of the extension of the amortization period compared to the same periods last year;

•

decreases of $1.8 million and $4.6 million, for the three and six months ended June 30, 2014, respectively, from the Petrojarl Foinaven FPSO unit’s lower tariff revenue resulting from lower production caused by the compressor issues discussed above compared to the same periods last year;

•

decreases of $2.0 million and $3.4 million for the three and six months ended June 30, 2014, respectively, due to a decrease in crew hours recharged to the charterer of the Petrojarl Varg and the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year;

•	a decrease of $3.2 million for the six months ended June 30, 2014, related to lower revenue from FEED studies compared to the same period last year; and

•

decreases of $0.6 million and $1.0 million, respectively, for the three and six months ended June 30, 2014, due to the Rio das Ostras earning only a 95% standby rate while it was being relocated to a new oil field in the first and second quarters of 2014.

Vessel Operating Expenses. Vessel operating expenses increased during the three and six months ended June 30, 2014, respectively, compared to the same periods last year, primarily due to:

•	increases of $3.2 million and $15.9 million for the three and six months ended June 30, 2014, respectively, relating to the acquisition of the Voyageur Spirit FPSO unit;

•

increases of $6.7 million and $11.2 million for the three and six months ended June 30, 2014, respectively, relating to the Petrojarl Foinaven FPSO unit, primarily due to higher repairs and maintenance relating to the compressor repairs and higher crew costs compared to the same period last year;

•

increases of $2.3 million and $8.9 million for the three and six months ended June 30, 2014, respectively, relating to the Hummingbird Spirit FPSO unit, primarily due to higher repairs and maintenance costs associated with mooring line repairs compared to the same periods last year;

•

increases of $4.4 million and $6.6 million for the three and six months ended June 30, 2014, respectively, from pre-operating costs incurred on the Petrojarl Knarr FPSO unit compared to the same periods last year;

•	an increase of $1.6 million for the six months ended June 30, 2014, due to the commencement of operations for the Petrojarl Banff compared to the same period last year; and

•	an increase of $1.2 million for the three months ended June 30, 2014, due to fewer costs related to FEED studies compared to the same period last year;

partially offset by

•

decreases of $5.8 million and $14.6 million for the three and six months ended June 30, 2014, respectively, due to decreased costs as a result of the Petrojarl I FPSO unit’s contract expiry and resulting lay-up;

•

decreases of $2.7 million and $3.5 million for the three and six months ended June 30, 2014, respectively, relating to the Petrojarl Varg primarily due to lower crew and manning costs due to a decrease in crew hours recharged to the charterer, and the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same periods last year;

•

decreases of $1.3 million and $2.6 million for the three and six months ended June 30, 2014, respectively, relating to the Piranema Spirit FPSO unit primarily due to lower repairs and maintenance costs compared to the same periods last year; and

•	a decrease of $0.7 million for the three months ended June 30, 2014, due to higher costs during a yard stay in 2013 for Petrojarl Banff.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three months ended June 30, 2014 from the same period last year, primarily due to the sale of sub-sea equipment from Petrojarl I, and increased for the six months ended June 30, 2014 from the same periods last year, primarily due to the 2013 acquisition of the Voyageur Spirit FPSO unit.

Gain on sale of equipment. Gain on sale of equipment for the six months ended June 30, 2013 was related to the sale of sub-sea equipment of the Petrojarl I. Please read “Item 1 – Financial Statements: Note 7a – Vessel Sales.”

Loan loss recovery. Loan loss recovery for the three and six months ended June 30, 2014, was due to our recovering a $2.5 million receivable related to an FPSO FEED study completed in 2013 which was previously provided for. Please read “Item 1 – Financial Statements: Note 7b – Loan Loss (Recoveries) Provisions.”

Liquefied Gas Segment

As at June 30, 2014, our liquefied gas segment (which includes our Teekay Gas Services business unit) included 38 LNG carriers and 30 LPG/Multigas carriers (in which Teekay LNG’s interests ranged from 20% to 100%). However, the table below only includes 13 LNG carriers and five LPG/Multigas carriers, which are accounted for under the consolidation method of accounting. The table excludes five newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) six LNG carriers relating to Teekay LNG’s joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) the four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to Teekay LNG’s joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers), (iv) four newbuilding LNG carriers relating to the BG Joint Venture and (v) two LNG carriers (or the Exmar LNG Carriers) and (vi) 15 LPG carriers and 10 newbuilding LPG carriers (or the Exmar LPG Carriers) relating to our joint ventures with Exmar.

The following table compares our liquefied gas segment’s operating results for the three and six months ended June 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days for our liquefied gas segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2014	2013	% Change	2014	2013	% Change
Revenues	81,970	70,983	15.5	163,393	141,984	15.1
Voyage expenses	739	487	51.7	1,572	491	220.2

Net revenues	81,231	70,496	15.2	161,821	141,493	14.4
Vessel operating expenses	17,139	15,164	13.0	33,650	30,260	11.2
Depreciation and amortization	17,888	18,328	(2.4)	36,001	35,619	1.1
General and administrative (1)	6,294	5,314	18.4	13,494	11,510	17.2

Income from vessel operations	39,910	31,690	25.9	78,676	64,104	22.7

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,638	1,456	12.5	3,258	2,896	12.5

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Operating Results – General and Administrative Expenses.”

The average size of our liquefied gas segment fleet increased for the three and six months ended June 30, 2014, as a result of the acquisition and delivery of two LNG carriers from Awilco (or the Awilco LNG Carriers), the Wilforce and Wilpride, in September 2013 and November 2013, respectively. During the six months ended June 30, 2014, two of our vessels were off-hire for a total of 46 days compared to one vessel being off-hire for 62 days in the same period last year.

Net Revenues. Net revenues increased for the three and six months ended June 30, 2014, respectively, compared to the same periods last year, primarily due to:

•

increases of $6.4 million and $13.0 million for the three and six months ended June 30, 2014, respectively, as a result of the acquisition and delivery of the Awilco LNG Carriers in September 2013 and November 2013, respectively;

•	an increase of $2.2 million for the three and six months ended June 30, 2014 due to the Catalunya Spirit being off-hire for 21 days in the second quarter of 2013 for a scheduled dry docking;

•

increases of $1.5 million and $7.1 million for the three and six months ended June 30, 2014 due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking, and a ballast bonus paid to us by the customer in the first quarter of 2014;

•

increases of $1.0 million and $1.5 million for the three and six months ended June 30, 2014, respectively, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same periods in 2013; and

•

increases of $0.3 million and $0.7 million for the three and six months ended June 30, 2014 due to operating expense and dry-docking recovery adjustments under our charter provisions for Tangguh Hiri and Tangguh Sago;

partially offset by

•

decreases $0.6 million and $2.5 million for the three and six months ended June 30, 2014, respectively, due to the Galicia Spirit being off-hire for 28 days in the first quarter of 2014 for a scheduled dry docking; and

•	a decrease of $2.4 for the six months ended June 30, 2014, relating to 18 days of unscheduled off-hire in the first quarter of 2014 due to repairs required for one of our LNG carriers.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2014, respectively, from the same periods last year, primarily as a result of:

•

increases of $1.0 million and $1.9 million for the three and six months ended June 30, 2014 respectively, due to increases in ship management costs due to increases in shore-based personnel supporting the liquefied gas segment;

•

an increase of $0.7 million for the three and six months ended June 30, 2014 relating to costs to train our crew for two LNG carrier newbuildings that are expected to be delivered in the first half of 2016; and

•

increases of $0.5 million and $1.1 million for the three and six months ended June 30, 2014, respectively, as a result of higher manning costs due to wage increases relating to certain of our LNG carriers.

Depreciation and Amortization. Depreciation and amortization remained consistent for the three and six months ended June 30, 2014, compared to the same periods last year.

Conventional Tanker Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a) Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Gas Services, Teekay Shuttle Offshore and Teekay Tankers Services business units), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, Teekay Tankers has a 50% interest in a Very Large Crude Carrier (or VLCC) that delivered in the second quarter of 2013 and is accounted for under the equity method. Upon delivery, this vessel commenced operations under a time-charter for a term of five years.

The following table compares our fixed-rate tanker sub-segment’s operating results for the three and six months ended June 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our fixed-rate tanker sub-segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2014	2013	% Change	2014	2013	% Change
Revenues	57,001	68,301	(16.5)	131,873	138,694	(4.9)
Voyage expenses	1,199	1,392	(13.9)	2,199	2,494	(11.8)

Net revenues	55,802	66,909	(16.6)	129,674	136,200	(4.8)
Vessel operating expenses	29,027	30,928	(6.1)	55,106	61,503	(10.4)
Time-charter hire expense	1,092	1,608	(32.1)	2,172	3,138	(30.8)
Depreciation and amortization	12,806	14,021	(8.7)	25,844	28,549	(9.5)
General and administrative (1)	3,842	5,768	(33.4)	8,960	11,542	(22.4)
Loan loss provisions	—	7,042	100.0	—	10,207	100.0
Restructuring charges	272	299	(9.0)	321	941	(65.9)

Income from vessel operations	8,763	7,243	21.0	37,271	20,320	83.4

Calendar-Ship-Days
Owned Vessels	2,158	2,560	(15.7)	4,353	5,146	(15.4)
Chartered-in Vessels	91	91	—	181	181	—

Total	2,249	2,651	(15.2)	4,534	5,327	(14.9)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Operating Results – General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and six months ended June 30, 2014 compared with the same periods last year due to:

•	the transfer of two Suezmax tankers, four Aframax tankers and two medium-range (or MR) product tankers to the spot tanker sub-segment; and

•	the sale of one Aframax tanker and two Suezmax tankers;

partially offset by

•	the transfer of one Aframax tanker from the spot tanker sub-segment.

The collective impact from the above noted fleet changes are referred to below as the Net Fixed-Rate Fleet Reductions.

Net Revenues. Net revenues decreased for the three and six months ended June 30, 2014 compared to the same periods last year, primarily due to:

•	decreases of $8.4 million and $15.7 million for the three and six months ended June 30, 2014, respectively, mainly due to the Net Fixed-Rate Fleet Reductions;

•	a decrease of $2.9 million for the three months ended June 30, 2014 in interest income earned on our investments in term loans;

•	a decrease of $1.5 million for the six months ended June 30, 2014 due to more off-hire days related to dry-docking activities in 2014; and

•	decreases of $0.9 million and $1.1 million for the three and six months ended June 30, 2014, respectively, relating to management services revenue;

partially offset by

•	an increase of $9.6 million for the six months ended June 30, 2014 in interest income earned on our investments in term loans; and

•	increases of $0.6 million and $2.2 million for the three and six months ended June 30, 2014, respectively, due to higher average charter rates earned from charter renewals and new charters.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2014 from the same periods last year, primarily due to:

•	decreases of $1.6 million and $6.8 million for the three and six months ended June 30, 2014, respectively, mainly due to the Net Fixed-Rate Fleet Reductions; and

•	decreases of $0.4 million and $1.3 million for the three and six months ended June 30, 2014, respectively, due to the timing of service and maintenance activities performed;

partially offset by

•	increases of $0.2 million and $1.4 million for the three and six months ended June 30, 2014, respectively, due to a new time-charter arrangement for two Aframax tankers.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2014, compared to the same periods last year, primarily due to a decrease in the in-charter contract hire rate for a MR product tanker.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and six months ended June 30, 2014, compared to the same periods last year, primarily due to the Net Fixed-Rate Fleet Reductions.

Loan Loss Provisions. Loan loss provisions for the three months and six months ended June 30, 2013 relate to allowances provided in respect of our investments in term loans. In July 2010 and February 2011, we invested a total of $183.0 million in three loans, two maturing in July 2013 and one maturing in February 2014 secured by first priority mortgages registered on two 2010-built and one 2011-built VLCC vessels, respectively. The borrowers had been in default on their interest payment obligations since January 2013, and subsequently were in default on the repayment of the loan principal on the two loans maturing in July 2013. As a result, we entered into discussions with the borrowers and the second priority mortgagee of the vessels to realize on our security for the loans. During the three and six months ended June 30, 2013, we recorded loss provisions of $7.0 million and $10.2 million, respectively, on the investment in term loans, inclusive of $6.6 million of accrued but unpaid interest as at June 30, 2013, to reflect the estimated loss that could have been incurred based on our estimates at that time of amounts recoverable. The loan loss provisions were reversed later in 2013, as the estimated future cash flows increased, primarily reflecting the increase in the estimated value of the underlying collateral.

Restructuring Charges. Restructuring charges for the three and six months ended June 30, 2014 and 2013, primarily relate to reorganization of our marine operations and certain of our commercial and administrative functions. Please read “Item 1 – Financial Statements: Note 12 – Restructuring Charges.”

b) Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Shuttle Offshore and Teekay Tankers Services business units), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment. In addition, Teekay and Teekay Tankers have an aggregate 13% interest in TIL which is accounted for under the equity method.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table compares our spot tanker sub-segment’s operating results for the three and six months ended June 30, 2014 and 2013, and compares its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2014 and 2013 to revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our spot tanker sub-segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2014	2013	% Change	2014	2013	% Change
Revenues	39,312	28,801	36.5	85,780	58,862	45.7
Voyage expenses	6,439	2,000	222.0	7,889	5,400	46.1

Net revenues	32,873	26,801	22.7	77,891	53,462	45.7
Vessel operating expenses	16,123	22,360	(27.9)	35,197	41,862	(15.9)
Time-charter hire expense	3,647	10,826	(66.3)	7,447	21,971	(66.1)
Depreciation and amortization	7,584	9,042	(16.1)	14,742	17,989	(18.0)
General and administrative (1)	3,280	3,229	1.6	4,122	7,665	(46.2)
(Gain) loss on sale of vessels	(9,615)	(3)	n/a	(9,453)	29	n/a
Restructuring charges	304	447	(32.0)	342	1,272	(73.1)

Income (loss) from vessel operations	11,550	(19,100)	(160.5)	25,494	(37,326)	(168.3)

Calendar-Ship-Days
Owned Vessels	1,649	1,770	(6.8)	3,379	3,541	(4.6)
Chartered-in Vessels	274	637	(57.0)	557	1,287	(56.7)

Total	1,923	2,407	(20.1)	3,936	4,828	(18.5)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Operating Results – General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and six months ended June 30, 2014, compared to the same periods last year, primarily due to:

•	the in-charter redeliveries by us to their owners of five Aframax tankers;

•	the sale of four Suezmax tankers and three Aframax tankers; and

•	the transfer of one Aframax tanker to the fixed tanker sub-segment;

partially offset by

•	the transfer of two Suezmax tankers, four Aframax tankers and two MR product tankers from the fixed-rate tanker sub-segment; and

•

the new in-chartering of two Aframax tankers and the addition of the three VLCCs upon our exercise of remedies under the related collateral documents for our investments in term loans. Two of the three VLCCs were subsequently sold in May 2014.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker spot rates in the second quarter of 2014 averaged approximately 20 to 30% higher compared to the same period of 2013, reflecting improving tanker market fundamentals and higher fleet utilization compared to the previous year.

Since the beginning of the third quarter of 2014, Aframax and Suezmax spot rates experienced a counter-seasonal rally to the highest levels seen in the month of July since 2008. The third quarter rate spike was primarily due to refinery throughput increasing as seasonal refinery maintenance concluded, coupled with an increase in long-haul Suezmax movements from the Atlantic to Pacific, fear-driven stockpiling due to uncertainty caused by unrest in Iraq, and vessel delays at U.S. Gulf and Mediterranean ports. This significant increase in tanker rates during what is usually a weak part of the year for crude tankers, is a further sign of improving tanker market fundamentals and is a positive signal ahead of the seasonally stronger winter market, which begins in the fourth quarter.

Long Range 2 (LR2) product tanker rates strengthened in the early part of the second quarter due to higher naphtha exports from the Middle East and Europe to Asia before declining in June due to increased competition from cheaper liquefied petroleum gas. Medium Range (MR) product tanker spot rates weakened during the second quarter of 2014 due to a combination of lower U.S. export volumes and the impact of new fleet supply growth.

The global tanker fleet grew by 2.6 million deadweight tonnes (mdwt), or 0.5%, in the first half of 2014 compared to 10.8 mdwt, or 2.2%, in the same period of 2013. A significant portion of this fleet growth occurred in the MR product tanker sector while the world Suezmax and Aframax crude tanker fleets shrank by a net two vessels, or 0.4%, and 13 vessels, or 2.1%, respectively, during the first six months of 2014. Taking into account newbuilding orderbook slippage and scrapping, the world tanker fleet is forecasted to grow by approximately 1.2% in 2014, the lowest level of tanker fleet growth since 2001, and by approximately 1.6% in 2015. The mid-size tanker fleet is forecasted to further reduce in size during the second half of 2014 and into 2015 as scrapping of older vessels is expected to outweigh new deliveries into the fleet.

In its July 2014 “World Economic Outlook Update,” the International Monetary Fund revised its outlook for global GDP growth in 2014 downward from 3.7% to 3.4%, with global GDP growth in 2015 unchanged at 4.0%. The downward revision is mainly due to a weaker than expected GDP growth in the United States for the first quarter of 2014 as a result of extreme weather events, softening domestic demand in China, geopolitical instability between Russia and the Ukraine, and a less optimistic growth outlook for several emerging markets.

Global oil demand is projected to grow by 1.2 million barrels per day (mb/d) in 2014 and 1.4 mb/d in 2015 based on the average of forecasts by the International Energy Agency, the Energy Information Administration, and OPEC. Accelerating global oil demand growth coupled with very low tanker fleet growth, particularly in the crude sectors, is expected to drive an increase in tanker fleet utilization and spot tanker rates during the remainder of 2014 and 2015.

	Three Months Ended
	June 30, 2014			June 30, 2013
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$
Spot Fleet(1)
Suezmax Tankers	11,697	727	16,089	13,143	1,092	12,041
Aframax Tankers	8,587	563	15,260	8,929	792	11,272
Large/Medium Product Tankers/VLCC	8,669	622	13,941	5,096	432	11,810
Other(2)	(126)	—	—	(367)	—	—

Totals	28,827	1,912	15,081	26,801	2,316	11,571
Service revenues(3)	4,046			—

Total net revenues	32,873			26,801

	Six Months Ended
	June 30, 2014			June 30, 2013
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$
Spot Fleet(1)
Suezmax Tankers	38,215	1,648	23,193	27,132	2,115	12,830
Aframax Tankers	21,432	1,137	18,853	18,985	1,792	10,595
Large/Medium Product Tankers/VLCC	15,757	1,102	14,301	9,512	734	12,963
Other(2)	(1,559)	—	—	(2,167)	—	—

Totals	73,845	3,887	18,992	53,462	4,641	11,521
Service revenues(3)	4,046			—

Total net revenues	77,891			53,462

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment of less than one year.
(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the write-off of doubtful accounts and the cost of fuel while offhire.
(3)	Service revenues represent revenues earned from TIL based on the fees charged by us for managing the sales and purchases of vessels in TIL.

Average spot tanker TCE rates increased for the three and six months ended June 30, 2014 compared to the same periods last year. The increase in TCE rates was primarily due to improved demand relative to supply of vessels and seasonal factors. During the three and six months ended June 30, 2014 compared to the same periods last year, we realized a slight reduction in our revenue day exposure to the spot tanker market through the re-delivery of in-chartered vessels and vessel sales. We continue to maintain a mix of both spot and fixed-rate employment for our vessels in order to balance our exposure to the volatile spot tanker market with the cash flow stability from the fixed segment. Recently, we have been actively increasing our spot rate exposure through new in-charter contracts with favorable rates and optional periods, as some of our owned vessels currently operating under fixed-rate employment contracts redeliver, we plan to trade more of these vessels in the spot tanker market rather than pursue replacement fixed-rate contracts.

Net Revenues. Net revenues increased for the three and six months ended June 30, 2014 compared to the same periods last year primarily due to:

•	increases of $8.5 million and $37.7 million for the three and six months ended June 30, 2014 due to the increase in the average spot tanker TCE rates we earned; and

•

an increase of $4.0 million for the three and six months ended June 30, 2014 due to service revenue earned from TIL based on the fees charged by us for managing the sales and purchases of vessels in TIL;

partially offset by

•	net decreases of $6.7 million and $17.9 million for the three and six months ended June 30, 2014, mainly due to the Net Spot Fleet Reductions.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2014 compared to the same periods last year, primarily due to the Net Spot Fleet Reductions and the timing of repairs and maintenance.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2014 compared to the same periods last year, primarily due to the Net Spot Fleet Reductions.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and six months ended June 30, 2014 compared to the same periods last year, primarily due to the Net Spot Fleet Reductions.

(Gain) Loss on Sale of Vessels. Gain on sale of vessels for the three and six months ended June 30, 2014 relates primarily to a gain on sale during May of two single-ship wholly-owned subsidiaries, each of which owns one VLCC, to TIL for gross proceeds of $154.0 million plus related working capital on closing of $1.7 million.

Restructuring Charges. Restructuring charges for the three and six months ended June 30, 2014 and 2013, primarily relate to reorganization of our marine operations and certain of our commercial and administrative functions. Please read Item 1 – Financial Statements: Note 12 – Restructuring Charges.

Other Operating Results

The following table compares our other operating results for the three and six months ended June 30, 2014 and 2013:

(in thousands of U.S. dollars, except percentages)	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2014	2013	% Change	2014	2013	% Change
General and administrative	(36,945)	(35,395)	4.4	(74,823)	(74,666)	0.2
Interest expense	(49,656)	(44,687)	11.1	(98,989)	(87,197)	13.5
Interest income	793	2,018	(60.7)	2,576	3,036	(15.2)
Realized and unrealized (loss) gain on non-designated derivative instruments	(75,331)	56,035	(234.4)	(122,579)	42,246	(390.2)
Equity income	35,271	47,372	(25.5)	62,765	74,687	(16.0)
Foreign exchange (loss) gain	(2,046)	678	(401.8)	(2,940)	2,867	(202.5)
Other (loss) income	(734)	(1,386)	(47.0)	7,517	3,856	94.9
Income tax expense	(3,193)	(1,873)	70.5	(5,991)	(4,373)	37.0

General and Administrative. General and administrative expenses increased to $36.9 million and $74.8 million, respectively, for the three and six months ended June 30, 2014, from $35.4 million and $74.7 million, respectively, for the same periods last year due to the growth in our offshore businesses, partially offset by the various cost saving initiatives that we have undertaken.

Interest Expense. Interest expense increased to $49.7 million and $99.0 million, respectively, for the three and six months ended June 30, 2014, from $44.7 million and $87.2 million, respectively, for the same periods last year, primarily due to:

•

increases of $3.8 million and $11.0 million for the three and six months ended June 30, 2014, respectively, due to the borrowings under new debt facilities relating to the Voyageur Spirit FPSO unit and the four BG Shuttle Tankers that delivered during the last three quarters of 2013 and $300 million of senior unsecured bonds issued during the second quarter of 2014;

•	increases of $2.2 million and $4.2 million for the three and six months ended June 30, 2014, respectively, as a result of the Teekay LNG NOK 900 million bond issuance in September 2013;

•

increases of $2.2 million and $3.4 million for the three and six months ended June 30, 2014, respectively, relating to two new debt facilities used to fund the deliveries of the two Awilco LNG Carriers in late-2013;

•

increases of $1.6 million and $3.2 million for the three and six months ended June 30, 2014, respectively, primarily from Teekay Offshore’s issuance of NOK 1,000 million senior unsecured bonds in January 2014, partially offset by the repurchase by Teekay Offshore of NOK 388.5 million of outstanding NOK 600 million senior unsecured bond issue during the first quarter of 2013 and of the remaining NOK 211.5 million that matured in November 2013; and

•

increases of $1.2 million and $3.0 million for the three and six months ended June 30, 2014, respectively, as a result of further borrowing under a revolving credit facility we entered into in December 2012;

partially offset by

•	decreases of $1.7 million and $3.4 million for the three and six months ended June 30, 2014, due to net increases in capitalized interest on our newbuildings compared to the same periods last year;

•

decreases of $1.7 million and $2.4 million for the three and six months ended June 30, 2014, mainly due to the sale of four Suezmax crude oil tankers along with its related debt facilities from us to TIL during February 2014; and

•

decreases of $1.4 million and $5.3 million for the three and six months ended June 30, 2014, respectively, due to a decrease in LIBOR and due to debt repayments during 2013 and the first six months of 2014.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. Net realized and unrealized (losses) gains on non-designated derivatives were ($75.3) million and ($122.6) million, respectively, for the three and six months ended June 30, 2014, compared to $56.0 million and $42.2 million, respectively, for the three and six months ended June 30, 2013, as detailed in the table below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands of U.S. Dollars)	2014	2013	2014	2013
Realized (losses) gains relating to:
Interest rate swap agreements	(30,755)	(30,899)	(60,245)	(61,251)
Interest rate swap agreement terminations	—	(4,187)	1,000	(4,187)
Foreign currency forward contracts	110	(1,873)	(1,175)	(1,452)

	(30,645)	(36,959)	(60,420)	(66,890)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(39,096)	96,911	(64,494)	116,115
Foreign currency forward contracts	(1,926)	(3,917)	1,125	(6,979)
Stock purchase warrants	(3,664)	—	1,210	—

	(44,686)	92,994	(62,159)	109,136

Total realized and unrealized (losses) gains on derivative instruments	(75,331)	56,035	(122,579)	42,246

The realized (losses) and gains relate to amounts we actually realized or paid to settle such derivative instruments. The unrealized (losses) gains on interest rate swaps for the three months and six months ended June 30, 2014 and 2013 were primarily due to changes in the forward interest swap rates.

As at June 30, 2014 and 2013, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $4.2 billion and $3.8 billion, respectively, with average fixed rates of approximately 3.5% and 3.6%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $30.8 million and $60.2 million during the three and six months ended June 30, 2014, compared to realized losses of $30.9 million and $61.3 million for the respective periods in the prior year under the interest rate swap agreements. We also incurred realized gains of $1.0 million during the six months ended June 30, 2014, from the early termination of one interest rate swap, compared to a realized loss of $4.2 million during the three and six months ended June 30, 2013 from the termination of an interest rate swap prior to our acquisition of the Voyageur Spirit FPSO unit and while we accounted for the unit as a VIE.

Primarily as a result of significant changes in long-term benchmark interest rates during the three and six months ended June 30, 2014, we recognized unrealized losses of $44.7 million and $62.2 million, respectively, compared with unrealized gains of $93.0 million and $109.1 million for the same periods last year. In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers purchased 5.0 million shares of common stock, representing an initial aggregate 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by us and Teekay Tankers of $50.0 million. In addition, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. During the three and six months ended June 30, 2014, we recognized a $3.7 million unrealized loss and a $1.2 million unrealized gain, respectively, on the stock purchase warrants which are included in the total unrealized derivative (losses) gains. Please read “Financial Statements: Note 15 - Derivative Instruments and Hedging Activities.”

Please see “Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Financial Instruments” in our Annual Report on Form 20-F for the year ending December 31, 2013, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gains on derivative instruments.

Equity Income. Our equity income decreased to $35.3 million and $62.8 million, respectively, for the three and six months ended June 30, 2014, compared to equity income of $47.4 million and $74.7 million, respectively, for the same periods last year, primarily due to:

•

decreases of $14.8 million and $20.9 million for the three and six months ended June 30, 2014, respectively, from Teekay LNG’s 33% investment in the four Angola LNG Carriers, primarily due to unrealized losses on derivative instruments in the first half of 2014 as a result of long-term LIBOR benchmark interest rates decreasing for interest rate swaps maturing after two years, compared to unrealized gains on derivative instruments in the same periods last year. In addition, operating expenses were higher during 2014 compared to 2013, due to main engine overhauls performed in 2014;

•

decreases of $4.8 million and $7.4 million for the three and six months ended June 30, 2014, relating to Teekay LNG’s 52% ownership interest in the Malt LNG Carriers, primarily due to higher interest margins upon completion of debt refinancing within the Teekay LNG-Marubeni Joint Venture in June and July 2013, the off-hire of the Woodside Donaldson and Magellan for 34 days and 23 days, respectively, during 2014 for scheduled dry dockings, and an increase in operating expenses as a result of main engine overhauls and related off-hire relating to the Woodside Donaldson in the first quarter of 2014. These decreases were partially offset by the Methane Spirit being off-hire for 28 days in the first quarter of 2013;

•

decreases of $3.7 million and increases $1.8 million for the three and six months ended June 30, 2014, respectively, mainly due to unrealized losses and gains on derivative instruments relating to the Cidade de Itajai FPSO unit which commenced operations in February 2013 and is owned through a joint venture of Teekay Offshore with Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht);

•

decreases of $1.0 million and $5.9 million for the three and six months ended June 30, 2014, respectively, relating to our 43% investment in Sevan Marine ASA, mainly due to lower license fee revenues, higher consulting costs and a one-time office lease settlement payment;

•

decreases of $0.9 million and $1.9 million for the three and six months ended June 30, 2014, respectively, from Teekay LNG’s 40% investment in the RasGas 3 LNG Carriers, primarily due to lower unrealized gains on derivative instruments in the second quarter of 2014 compared to the same periods last year as the increase in the long-term benchmark interest rates for interest rate swaps maturing within two years did not increase as much as compared to 2013 and due to a performance claim incurred in the first quarter of 2014; and

•

decreases of $0.8 million and increases of $3.3 million for the three and six months ended June 30, 2014, respectively, from our investment in TIL, primarily due to operating losses during the three months ended June 30, 2014. The increase in equity income during the six months ended June 30, 2014 resulted from a dilution gain as a result of our reduced ownership interest in TIL from the share issuance completed as part of TIL’s initial public offering in March 2014 partially offset by the equity loss described above;

partially offset by

•

increases of $14.4 million and $17.7 million for the three and six months ended June 30, 2014, respectively, from Teekay LNG’s 50% interest in Exmar LPG BVBA due to its 50% acquisition of this joint venture in February 2013, the gain on the sale of Flanders Tenacity and Eeklo, which were sold during the second quarter of 2014, the delivery of two newbuildings, the Waasmunster and Warinsart, during the second quarter of 2014, and higher revenues as a result of higher Very Large Gas Carrier spot rates earned in the second quarter of 2014; partially offset by a loss on the sale of the Temse in the first quarter of 2014 and less income generated as a result of the disposals of the Donau (March 2013), Temse and Eeklo.

For the three and six months ended June 30, 2014, equity income includes losses of $2.0 million and $2.9 million, respectively, relating to our share of unrealized losses on interest rate swaps, compared to unrealized gains on interest rate swaps of $17.2 million and $22.5 million, respectively, included in equity income for the same periods last year.

Foreign Exchange (Loss) Gain. Foreign currency exchange losses were $2.0 million and $2.9 million, respectively, for the three and six months ended June 30, 2014, compared to foreign currency exchange gains of $0.7 million and $2.9 million, respectively, for the same periods last year. Our foreign currency exchange (losses) gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During the six months ended June 30, 2013, Teekay Offshore repurchased NOK 388.5 million of its existing NOK 600 million senior unsecured bond issue that matured in November 2013. Associated with this repurchase, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the settlements of the associated cross currency swap. For the three and six months ended June 30, 2014, foreign currency exchange (losses) gains include realized (losses) gains of $(0.1) million (2013 - $0.5 million) and $(0.3) million (2013 - $1.6 million) and unrealized losses of $24.8 million (2013 – $16.4 million) and $11.5 million (2013 - $54.4 million) on our cross currency swap and unrealized gains of $20.5 million (2013 - $22.0 million) and $6.1 million (2013 - $51.6 million) on the revaluation of our NOK-denominated debt. For the three and six months ended June 30, 2014, foreign currency exchange gains (losses) include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $1.7 million and $1.0 million as compared to $(4.5) million and $3.6 million for the same periods of 2013.

Income Tax Expense. Income tax expense increased to $3.2 million and $6.0 million for the three and six months ended June 30, 2014, compared to $1.9 million and $4.4 million, for the same periods last year. The increase in income tax expense for the three and six months ended June 30, 2014 was primarily due to freight tax accrued, loss carry-forwards in Australia which were fully utilized during 2014, and the non-deductibility of certain intercompany interest expense in our Norwegian entities commencing in 2014 due to a change in tax laws.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at June 30, 2014, our consolidated cash and cash equivalents totaled $748.9 million, compared to $614.7 million as at December 31, 2013. As at June 30, 2014 and December 31, 2013, our total consolidated liquidity, including cash and undrawn credit facilities, was $1.6 billion and $1.2 billion, respectively.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. In addition, the revenue we receive from certain of our FPSOs may vary based on oil production and performance metrics, and has recently been affected by storm damage to one unit, operational issues, and the lay-up of one older unit, pending its redeployment or sale.

As at June 30, 2014, we had $655.6 million of scheduled debt repayments coming due within the next twelve months. In addition, as at June 30, 2014, we had $65.7 million current capital lease obligations for two Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these Suezmax tankers.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and publicly traded debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $266.8 million, which mostly relates to our 2014 capital expenditure commitments. During July and August 2014, Teekay Offshore received commitments to refinance $330.0 million of revolving credit facilities coming due during the remainder of 2014. Teekay Offshore expects the refinancing to be completed in September 2014, and the amount available under the new revolving credit facility will reduce quarterly by $16.5 million per quarter over five years. We are currently in the process of obtaining additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order and vessels undergoing conversions as at June 30, 2014.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

As at June 30, 2014, our revolving credit facilities provided for borrowings of up to $2.5 billion, of which $0.9 billion was undrawn. The amount available under these revolving credit facilities reduces by $612.6 million (remainder of 2014), $316.2 million (2015), $740.2 million (2016), $463.7 million (2017) and $355.7 million (2018). The revolving credit facilities are collateralized by first-priority mortgages granted on 55 of our vessels, together with other related security, and are guaranteed by us or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 35 of our vessels, together with other related security, and are generally guaranteed by us or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements that require the maintenance of vessel market value to loan ratios. As at June 30, 2014, these ratios ranged from 141.0% to 481.5% compared to their minimum required ratios of 105% to 120%, respectively. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at June 30, 2014 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5% to 7.5% of total debt. As at June 30, 2014, this aggregate amount was $377.1 million. We were in compliance with all of our loan covenants at June 30, 2014.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps and, at times, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. Dollars)	2014	2013
Net operating cash flows	201,529	66,824
Net financing cash flows	458,658	286,036
Net investing cash flows	(525,947)	(452,145)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of an increase in tanker supply and the reduction in global oil demand that was caused by a slow-down in global economic activity that began in late-2008. In addition, the production performance of our FPSO units has contributed to fluctuations in operating cash flows.

Net cash flow from operating activities increased to $201.5 million for the six months ended June 30, 2014, from $66.8 million for the six months ended June 30, 2013. This increase was primarily due to an increase in changes to non-cash working capital items of $53.1 million, primarily due to the timing of collections of receivables and deferred revenue received mainly relating to our FPSO unit which was under construction, and a $86.1 million net increase in income from vessel operations before depreciation, amortization, asset impairments, loan loss (recoveries) provisions, net gain on sale of vessels and equipment and the amortization of in-process revenue contracts of our four reportable segments, primarily as a result of increased operating cash flows from our shuttle and FSO and conventional tanker segments. The increases in cash flow were partially offset by an increase of $9.4 million on expenditures for dry docking in the six months ended June 30, 2014, compared to 2013, due to more vessels dry-docked in 2014 compared to 2013. In addition, there was a $6.1 million increase in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations) in the six months ended June 30, 2014 compared to 2013.

For further discussion of our four reportable segments, please read “—Results of Operations.”

Financing Cash Flows

We have three publicly-traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies), in which we have less than 100% ownership interests. It is our intention that the Daughter Companies hold most of our liquefied gas transportation assets (Teekay LNG), our offshore assets, including shuttle tankers, FPSO units and FSO units (Teekay Offshore), and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of debt and new equity from public or private investors (or equity issuances to Teekay) or the assumption of debt related to acquired vessels. As the sizes of the Daughter Companies have grown through acquisitions, the amounts of the operating cash flows at the Daughter Companies generally have increased, which has resulted in larger aggregate distributions. Consequently, aggregate distributions from the Daughter Companies to non-controlling interests have increased to $155.6 million in the six months ended June 30, 2014 from $125.7 million in the same period last year.

We use our revolving credit facilities to finance capital expenditures. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, was $1.2 billion in the six months ended June 30, 2014, and $460.1 million in the same period last year. We primarily used the net proceeds from drawing on undrawn revolvers to fund our newbuilding installments and capital expenditures.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $613.5 million in the six months ended June 30, 2014, compared to $229.0 million in the same period last year.

In October 2010, Teekay announced a $200 million share repurchase program. We repurchased no shares of common stock during the six months ended June 30, 2014 and 2013. As at June 30, 2014, the total remaining amount under the share repurchase authorization was $37.7 million.

Dividends we paid on our common stock during the six months ended June 30, 2014 were $45.2 million, compared to $45.3 million for the six months ended June 30, 2013, or $0.6325 per share for each period. Subject to financial results and declaration by our Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995.

Investing Cash Flows

During the six months ended June 30, 2014, we incurred capital expenditures for vessels and equipment of $602.3 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our five LNG carriers, four newbuilding ALP towage vessels, two FSO conversions and the installment payments of one FPSO unit which was under construction. In addition, we invested $50.6 million in our equity accounted investees, primarily related to TIL, $54.8 million in the Hi-Load dynamic positioning unit as a direct finance lease and we were repaid $6.2 million of advances from our equity-accounted investees. We received proceeds of $165.1 million from the sale of four 2009-built Suezmax tankers and two single-ship wholly-owned subsidiaries, each of which owns one VLCC.

During the six months ended June 30, 2013, we incurred capital expenditures for vessels and equipment of $320.0 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers, two LNG carriers and the installment payments and conversion costs of our FPSO units under construction or conversion. We received aggregate net proceeds of $39.6 million from the sales of a 1992-built shuttle tanker, a 1992-built conventional tanker, a 1995-built conventional tanker, a 1998-built conventional tanker and sub-sea equipment from the Petrojarl I FPSO unit. In addition, we invested $136.4 million in our equity accounted investees, primarily related to the Exmar LPG BVBA Joint Venture (including working capital contribution and acquisition costs), and advanced $41.5 million to our equity-accounted investees.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at June 30, 2014:

		Remainder	2015	2017
		of	and	and	Beyond
	Total	2014	2016	2018	2018
	In millions of U.S. Dollars
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	5,553.7	655.8	1,146.0	1,675.8	2,076.1
Chartered-in vessels (operating leases)	85.0	34.5	41.0	9.5	—
Commitments under capital leases (2)	104.1	30.4	15.5	58.2	—
Commitments under capital leases (3)	941.1	12.0	48.0	48.0	833.1
Commitments under operating leases (4)	355.8	12.1	48.2	48.2	247.3
Newbuilding installments/conversion/shipbuilding supervision(5)(6)	1,318.9	137.5	735.6	436.7	9.1
Asset retirement obligation	29.2	—	—	—	29.2

Total U.S. Dollar-Denominated Obligations	8,387.8	882.3	2,034.3	2,276.4	3,194.8

Euro-Denominated Obligations: (7)
Long-term debt (8)	330.8	8.4	36.5	182.7	103.2

Total Euro-Denominated Obligations	330.8	8.4	36.5	182.7	103.2

Norwegian Kroner-Denominated Obligations: (7)
Long-term debt (9)	847.9	—	195.7	489.1	163.1

Total Norwegian Kroner-Denominated Obligations	847.9	—	195.7	489.1	163.1

Total	9,566.5	890.7	2,266.5	2,948.2	3,461.1

(1)

Excludes expected interest payments of $93.9 million (remainder of 2014), $262.7 million (2015 and 2016), $197.4 million (2017 and 2018) and $154.7 million (beyond 2018). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2014, plus margins on debt that has been drawn that range up to 4.5% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge on certain of our floating-rate debt. The above does not include received commitments to refinance $330.0 million of revolving credit facilities coming due during the remainder of 2014. Teekay Offshore expects the refinancing to be completed in September 2014, and the amount available under the new revolving credit facility will reduce quarterly by $16.5 million per quarter over five years.

(2)

Includes, in addition to lease payments, amounts we may be required to pay to purchase three leased vessels from 2014 to the end of the period when cancellation options are first exercisable. The owner of the Huelva Spirit sold the vessel to a third party in August 2014. The purchase price for any vessels we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 5 – Vessel Charters.”

(3)

Existing restricted cash deposits of $475.8 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor. We expect to receive approximately $318.1 million under these leases from 2014 to 2029.
(5)

Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for five LNG carriers, four ALP towage vessels and two FSO conversions as of June 30, 2014. Please read “Item 1 – Financial Statements: Note 10 (a) – Commitments and Contingencies – Vessels Under Construction.” As part of the acquisition of an ownership interest in the BG Joint Venture, Teekay LNG agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund its proportionate share of newbuilding installments. The estimated costs for the shipbuilding supervision and crew training services and our proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $91.9 million. However, as part of this agreement with BG, Teekay LNG expects to recover approximately $20.3 million of the shipbuilding supervision and crew training costs from BG between 2015 and 2019.

(6)

The table above excludes 10 LPG newbuilding carriers scheduled for delivery between late-2014 and 2018 in the Exmar LPG BVBA joint venture between Exmar and Teekay LNG. As at June 30, 2014, Teekay LNG’s 50% share of the remaining cost for these 10 newbuildings totaled $195.7 million, excluding estimated interest and construction supervision fees. Two of the newbuilding LPG carriers delivered during the second quarter of 2014.

(7)	Euro-denominated and Norwegian-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2014.
(8)

Excludes expected interest payments of $2.7 million (remainder of 2014), $10.1 million (2015 and 2016), $7.2 million (2017 and 2018) and $2.7 million (beyond 2018). Expected interest payments are based on EURIBOR at June 30, 2014, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(9)

Excludes expected interest payments of $27.4 million (remainder of 2014), $94.2 million (2015 and 2016), $47.2 million (2017 and 2018) and $0.8 million (beyond 2018). Expected interest payments are based on NIBOR at June 30, 2014, plus a margin between 4.00% to 5.75%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of June 30, 2014. The expected interest payments and principal repayments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our Norwegian Kroner-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2013.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5 - Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

Goodwill

At June 30, 2014, the shuttle tanker segment and liquefied gas segment had goodwill attributable to them. Based on conditions that existed at June 30, 2014, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these are discussed in more detail in the following section entitled “Forward-Looking Statements.”

Valuation of Derivative Financial Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. In addition, we have stock purchase warrants, a type of option agreement, to acquire up to an additional 1.5 million shares of TIL’s common stock at a fixed price. See “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities”. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of (loss) income. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive (loss) income and are reclassified to earnings in the consolidated statement of (loss) income when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If we determine that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements and our holding of stock purchase warrants. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date. For the stock purchase warrants, we take into account the stock price of TIL, the expected volatility of the TIL stock price and an estimate of the risk-free rate over the term of the warrants.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

The fair value of our stock purchase warrants at the end of each period is most significantly impacted by the stock price of TIL and the expected future volatility of the TIL stock price. TIL seeks to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Pending such transactions, TIL is employing its oil tankers on the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the value of TIL’s vessels, TIL’s stock price and the value of the stock purchase warrants we hold.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements or sell the stock purchase warrants at the reporting date, the amount we would pay or receive to terminate the derivative instruments and the amount we would receive upon sale of the stock purchase warrants may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities” for the effects on the change in fair value of our derivative instruments on our consolidated statements of income.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2014 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	offshore, LNG and LPG market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•

expected costs and delivery dates of and financing for newbuildings, acquisitions and conversions including the FAUs and towage vessels, and the commencement of service of newbuildings under long-term time-charter contracts;

•

the expected repair and insurance coverage and the cost and recovery from the charterer of certain capital upgrade costs of the Petrojarl Banff FPSO unit and the Apollo Spirit storage tanker related to storm damage to the vessels which occurred in December 2011;

•	the ability of TIL to benefit from the cyclical tanker market, and its expected use of proceeds from recent equity issuances;

•	our ability to obtain charter contracts for newbuildings;

•	the cost of supervision contract and crew training in relation to the BG Joint Venture;

•	our expectation that we will not record a gain or loss on future sales of vessels under capital lease;

•

the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for three of Teekay LNG’s Suezmax tankers;

•	the future valuation or impairment of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	the impact of future regulatory changes or environmental liabilities;

•	the expected resolution of legal claims against us;

•	the impact on us of our acquisition of ALP;

•	expected uses of proceeds from vessel or securities transactions;

•	features and performance of next generation of HiLoad dynamic positioning units;

•	the impact of our restructuring activities;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•

our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to obtain, renew or replace long-term contracts; shipyard production or vessel conversion delays and cost overruns; changes in our expenses; our future capital expenditure requirements and the inability to secure financing for such requirements; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russia and Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG project; potential inability to obtain charters or financing related to two FAUs or financing related to FAUs and towage vessels; inherent uncertainties involving litigation and claims; conditions in the capital markets and lending markets; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2013. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

JUNE 30, 2014

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following 9 to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at June 30, 2014, we had the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (1)	Average Forward Rate (2)	Fair Value / Carrying Amount of Asset (Liability)(3) $	Expected Maturity
				2014(3) $	2015(3) $
Norwegian Kroner	667,700	6.15	(400)	54,930	53,599
Singapore Dollar	6,000	1.26	46	4,767	—

			(354)	59,697	53,599

(1)	Foreign currency contract amounts in thousands.
(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.
(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at June 30, 2014, we had Euro-denominated term loans of 241.7 million Euros ($330.8 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2015 through 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2019. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2015 through 2019. As at June 30, 2014, we were committed to the following cross currency swaps:

Notional	Notional	Floating Rate Receivable		Fixed
Amount	Amount	Reference		Rate		Remaining
NOK(1)	USD(1)	Rate	Margin	Payable	Fair Value	Term (years)
700,000	122,800	NIBOR	4.75%	5.52%	(9,537)	1.3
500,000	89,700	NIBOR	4.00%	4.80%	(8,943)	1.6
600,000	101,400	NIBOR	5.75%	7.49%	(6,337)	2.6
700,000	125,000	NIBOR	5.25%	6.88%	(14,513)	2.8
800,000	143,500	NIBOR	4.75%	5.93%	(14,285)	3.6
900,000	150,000	NIBOR	4.35%	6.43%	(7,505)	4.2
1,000,000	162,200	NIBOR	4.25%	6.28%	(2,621)	4.6

					(63,741)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors. We have not designated any of our interest rate swap agreements in our consolidated entities as cash flow hedges for accounting purposes.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2014, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	Balance of							Asset /
	2014	2015	2016	2017	2018	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)(3)	633.6	405.4	649.2	783.7	807.0	1,183.9	4,462.8	(4,513.8)	1.9%
Variable Rate (Euro)(4)(5)	8.4	17.6	18.9	20.3	162.4	103.2	330.8	(313.4)	1.7%
Variable Rate (NOK)(5)(6)	—	114.1	81.6	212.0	277.1	163.1	847.9	(1,185.6)	6.5%

Fixed-Rate Debt ($U.S.)	22.2	45.1	46.3	38.7	46.4	892.2	1,090.9	(691.3)	6.7%
Average Interest Rate	5.2%	5.1%	5.1%	5.2%	5.2%	7.1%	6.7%

Capital Lease Obligations(7)
Fixed-Rate ($U.S.)(8)	28.4	4.4	4.5	28.3	26.3	—	91.9	(91.9)	6.2%
Average Interest Rate(9)	7.9%	5.4%	5.4%	4.6%	6.4%	—	6.2%

Interest Rate Swaps:
Contract Amount ($U.S.)(7)(10)	487.2	415.4	806.5	489.3	348.8	1,606.4	4,153.6	(369.6)	3.6%
Average Fixed Pay Rate(3)	3.4%	3.6%	2.7%	3.8%	3.1%	4.1%	3.6%
Contract Amount (Euro)(5)(11)	8.4	17.6	18.9	20.3	162.4	103.2	330.8	(44.0)	3.1%
Average Fixed Pay Rate(4)	3.1%	3.1%	3.1%	3.1%	2.6%	3.8%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of June 30, 2014, ranged from 0.3% to 4.5%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. Please read “Item 1 – Financial Statements: Note 8 – Long-Term Debt”.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)

Does not include commitments received to refinance $330.0 million of revolving credit facilities coming due during the remainder of 2014. Teekay Offshore expects the refinancing to be completed in September 2014, and the amount available under the new revolving credit facility will reduce quarterly by $16.5 million per quarter over five years.

(4)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(5)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2014.
(6)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt have been economically hedged with 15 cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at a rate between 4.80% to 7.49% and interest rate payments swapped from NIBOR plus a margin between 4.00% to 5.75% and the transfer of principal fixed between $89.7 million to $162.2 million upon maturity in exchange for NOK 500 million to NOK 1 billion.

(7)

Under the terms of the capital leases for three LNG carriers (or the RasGas II LNG Carriers), (see “Item 1 – Financial Statements: Note 5 – Vessel Charters”), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at June 30, 2014 totaled $475.8 million, and the lease obligations, which as at June 30, 2014 totaled $473.2 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2014, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $400.8 million and $469.1 million, ($91.5) million and $121.3 million, and 4.9% and 4.8%, respectively.

(8)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligations, as applicable.
(9)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(10)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(11)	The average variable receive rate for our Euro-denominated interest rate swaps is set at the 1-month EURIBOR.

Equity Price Risk

We and Teekay Tankers are exposed to the changes in the stock price of TIL. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds $12.50, $15.00, $17.50 and $20.00 (or the NOK equivalent), respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019.

TEEKAY CORPORATION AND SUBSIDIARIES

JUNE 30, 2014

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See Item 1 – Financial Statements: Note 10(c) to the unaudited consolidated financial statements included in this Report.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and the risk factors described below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013, which could materially affect our business, financial condition or results of operations.

The LNG carrier newbuildings for the Yamal LNG Project are customized vessels and our financial condition and results of operations could be substantially affected if the Yamal LNG Project is not completed.

The LNG carrier newbuildings ordered by the Yamal LNG Joint Venture will be specifically built for the Arctic requirements of the Yamal LNG Project and will have limited redeployment opportunities to operate as conventional trading LNG carriers if the project is abandoned or cancelled. If the project is abandoned or cancelled for any reason, either before or after commencement of operations, the Yamal LNG Joint Venture may be unable to reach a settlement agreement with the shipyard allowing for the termination of the shipbuilding contracts (given that no such optional termination right exists thereunder), change the vessel specifications to reflect those applicable to more conventional LNG carriers and which do not incorporate ice-breaking capabilities, or find suitable alternative employment for the newbuilding vessels on a long-term basis with other LNG projects or otherwise.

The Yamal LNG Project may be abandoned or not completed for various reasons, including, among others:

•	failure of the project to obtain debt financing;

•	failure to achieve expected operating results;

•	changes in demand for LNG;

•	adverse changes in Russian regulations or governmental policy relating to the project or the export of LNG;

•	technical challenges of completing and operating the complex project, particularly in extreme Arctic conditions;

•	labor disputes; and

•	environmental regulations or potential claims.

If the project is not completed or is abandoned, proceeds from limited Yamal LNG project sponsor guarantees and potential alternative employment, if any, of the vessels and from potential sales of components and scrapping of the vessels likely would fall substantially short of the cost to the Yamal LNG Joint Venture of the vessels. Any such shortfall could have a material adverse effect on our financial condition and results of operations.

Sanctions against key participants in the Yamal LNG Project could impede completion or performance of the Yamal LNG Project, which could have a material adverse effect on us.

The U.S. Treasury Department’s Office of Foreign Assets Control (or OFAC) recently placed Russia-based Novatek OAO (or Novatek), a 60% owner of the Yamal LNG Project, on the Sectoral Sanctions Identifications List. OFAC also previously imposed sanctions on an investor in Novatek, which sanctions remain in effect. The restrictions on Novatek prohibit U.S. persons from participating in debt financing transactions of greater than 90 day maturity by Novatek and, by virtue of Novatek’s 60% ownership interest, the Yamal LNG Project. To the extent the Yamal LNG Project or Novatek are dependent on financing involving participation by U.S. persons, these OFAC actions could have a material adverse effect on the ability of the Yamal LNG Project to be completed or perform as expected. Effective August 1, 2014, the European Union also imposed certain sanctions on Russia. These sanctions require an European Union license or authorization before a party can provide certain technologies or technical assistance, financing, financial assistance, or brokering with regards to these technologies. These technologies appear to focus on oil exploration projects, not gas projects. Furthermore, OFAC and other governments or organizations may impose additional sanctions on Novatek, the Yamal LNG Project or other project participants, which may further hinder the ability of the Yamal LNG Project to receive necessary financing. Although Teekay LNG believes that it is in compliance with all applicable sanctions laws and regulations, and intends to maintain such compliance, these sanctions have recently been imposed and the scope of these laws may be subject to changing interpretation. Future sanctions may prohibit the Yamal LNG Joint Venture from performing under its contracts with the Yamal LNG Project, which could have a material adverse effect on our financial condition and results of operations and on Teekay LNG’s ability to make distributions to us.

Failure of the Yamal LNG Project to achieve expected results could lead to a default under the time-charter contracts by the charter party.

The charter party under the Yamal LNG Joint Venture’s time-charter contracts for the Yamal LNG Project is Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG, the project’s sponsor. If the Yamal LNG Project does not achieve expected results, the risk of charter party default may increase. Any such default could adversely affect Teekay LNG’s results of operations and its ability to make distributions to us. If the charter party defaults on the time-charter contracts, Teekay LNG may be unable to redeploy the vessels under other time-charter contracts or may be forced to scrap the vessels.

Neither the Yamal LNG Joint Venture nor Teekay LNG’s joint venture partner may be able to obtain financing for the six LNG carrier newbuildings for the Yamal LNG Project.

The Yamal LNG Joint Venture does not have in place financing for the six LNG carrier newbuildings that will service the Yamal LNG Project. The estimated total fully built-up cost for the vessels is approximately $2.1 billion. If the Yamal LNG Joint Venture is unable to obtain debt financing for the vessels on acceptable terms, if at all, or if Teekay LNG’s joint venture partner fails to fund its portion of the newbuilding financing, Teekay LNG may be unable to purchase the vessels and participate in the Yamal LNG Project.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

The Company’s 2014 Annual Meeting of Shareholders was held on June 11, 2014. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

Terms Expiring in 2016	Votes For	Votes Against or Withheld	Shares which Abstained	Broker Non-Votes
Thomas Kuo-Yuen Hsu	61,910,923	246,360	N/A	N/A
Axel Karlshoej	62,084,622	72,661	N/A	N/A
Bjorn Moller	62,115,723	41,560	N/A	N/A
Peter Evensen	61,522,850	634,433	N/A	N/A

The terms of Directors William B. Berry, Dr. Ian D. Blackburne, C. Sean Day, Peter S. Janson, Eileen A. Mercier and Tore I. Sandvold continued after the meeting.

Item 6 – Exhibits

4.1	Agreement, dated February 24, 2014 for a U.S. $815,000,000 Secure Term Loan Facility Agreement among Knarr L.L.C., Citibank, N.A. and others.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: September 2, 2014	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)